Exhibit 99.1

Ecopetrol S. A.

Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2015 and 2014, as at March 31, 2015, December 31 2014 and the opening statement of financial position at January 1, 2014.

ECOPETROL S.A.

Consolidated statement of financial position

at March 31, 2015, December 31, 2014 and  January 1, 2014

(figures expressed in millions of Colombian Pesos)

		March 31	December 31	January 1
Assets	Notes	2015	2014	2014
Current assets
Cash and cash equivalents	5	10,941,003	7,015,731	8,541,138
Trade and other receivables	6	4,403,743	4,462,104	5,560,753
Inventories	7	2,804,040	2,953,856	3,573,827
Other financial assets	8	2,547,765	1,586,314	1,948,172
Current tax assets	9	1,858,426	2,018,486	1,545,325
Non-current assets held for sale	10	1,464,788	1,582,828	1,506,395
Other assets	11	1,462,011	1,392,527	707,702
Total current assets		25,481,776	21,011,846	23,383,312

Non-current assets
Investments in associates and joint ventures	12	2,441,497	2,392,128	2,657,198
Trade and other receivables	6	469,301	455,176	708,161
Property, plant and equipment	13	60,753,896	57,538,638	47,345,057
Natural and environmental resources	14	25,592,235	25,215,921	21,961,766
Intangibles	15	215,924	225,327	250,457
Deferred tax assets	9	3,058,059	3,091,013	3,618,084
Other financial assets	8	671,866	490,056	369,374
Goodwill	16	1,407,213	1,407,213	1,407,213
Other non-current assets	11	1,097,526	1,094,077	1,187,570
Total non-current assets		95,707,517	91,909,549	79,504,880
Total assets		121,189,293	112,921,395	102,888,192

Liabilities
Current liabilities
Loans and borrowings	17	4,611,531	3,456,441	3,121,335
Trade and other payables	18	12,920,633	8,806,021	9,981,321
Labor and pension plan obligations	19	1,308,514	1,380,000	1,337,616
Current tax liabilities	9	2,599,679	1,894,761	2,966,277
Estimated liabilities and provisions	20	901,527	848,051	1,091,782
Other financial liabilities	21	225,428	140,055	46
Other liabilities		305,906	297,628	245,767
Total current liabilities		22,873,218	16,822,957	18,744,144

Non-current liabilities
Loans and borrowings	17	38,114,386	31,490,900	19,120,078
Trade and other payables	18	140,673	126,431	489,238
Labor and pension plan obligations	19	4,192,293	4,274,083	5,414,008
Deferred tax liabilities	9	3,787,949	4,040,143	4,036,488
Estimated liabilities and provisions	20	4,842,089	4,718,722	3,584,511
Other long-term liabilities		358,740	373,960	508,467
Total non-current liabilities		51,436,130	45,024,239	33,152,790

Total liabilities		74,309,348	61,847,196	51,896,934

Equity	22
Equity attributable to owners of the Company		45,408,136	49,619,504	49,714,416
Non-controlling interests		1,471,809	1,454,695	1,276,842
Total Equity		46,879,945	51,074,199	50,991,258

Total liabilities and equity		121,189,293	112,921,395	102,888,192

The accompanying notes are an integral part of the Consolidated Financial Statements

ECOPETROL S.A.

Consolidated statement of profit or loss

For the three month periods ended March 31

(figures expressed in millions of Colombian Pesos, except for the earnings per share, expressed in Colombian pesos)

	Notes	2015	2014

Revenue	23	12,300,855	17,971,324
Cost of sales	24	8,554,637	10,768,934
Gross income		3,746,218	7,202,390

Administration expenses	25	819,030	198,724
Operation and project expenses	25	604,953	796,995
Other operating income and expenses, net	26	(35,613)	(57,995)
Operating income		2,357,848	6,264,666

Finance results, net	27
Financial income		205,814	172,208
Financial expenses		(561,236)	(316,114)
Foreign exchange gain (loss), net		(1,174,852)	22,994
		(1,530,274)	(120,912)

Share of profit of associates		744	15,314
Income before income tax		828,318	6,159,068

Income tax	9	(472,376)	(2,094,229)
Net income for the period		355,942	4,064,839

Income attributable to:
Owners of the Company		160,030	3,888,101
Non-controlling interest		195,912	176,738
		355,942	4,064,839

Earnings per share (basic and diluted)		3.9	94.6

The accompanying notes are an integral part of the Consolidated Financial Statements

ECOPETROL S.A.

Consolidated statement of other comprehensive income

For the three month periods ended March 31

(figures expressed in millions of Colombian Pesos, except for the earnings per share, expressed in Colombian pesos)

	2015	2014

Net income for the year	355,942	4,064,839

Components of comprehensive income of income tax that may be reclassified subsequently to profit or loss:

Accumulated foreign currency translation	1,129,571	(291,201)
Net fair value gain (Loss) on available-for-sale financial assets, net of taxes	(118,239)	29,065
	1,011,332	(262,136)
Components of comprehensive income of income tax that will not be reclassified subsequently to profit or loss:

Remeasurement of defined benefit obligation, net of taxes	85,779	62,147
Other comprehensive income for the period	1,097,111	(199,989)

Total comprehensive income for the year	1,453,053	3,864,850

Attributable to:
Shareholders	1,238,308	3,688,112
Non-controlling interests	214,745	176,738
	1,453,053	3,864,850

The accompanying notes are an integral part of the Consolidated Financial Statements

ECOPETROL S.A.

Consolidated statement of cash flows

For the three month periods ended March 31

(figures expressed in millions of Colombian Pesos)

	2015	2014

Cash flows from operating activities:
Net income for the period attributable to owners of Ecopetrol S.A.	160,030	3,888,101
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interest	195,912	176,738
Deferred income tax	(284,176)	20,551
Depreciation, depletion and amortization	1,586,918	1,574,939
Foreign exchange loss (gain)	1,174,852	(22,993)
Finance costs recognised in profit or loss	426,105	295,215
Gain on disposal of non-current assets	494	(3,956)
Impairment of assets	41,748	2,076
Fair Value Loss (gain) on financial assets valuation	60,563	(5,875)
Share of profit of associates	(744)	(15,314)
Movements in working capital:
Trade and other receivables	354,043	(457,012)
Inventories	140,296	274,417
Trade and other payables	(1,402,364)	(741,597)
Current tax assets and liabilities	1,036,629	1,378,992
Labor and pension plan obligations	(153,131)	(142,636)
Estimated liabilities and provisions	21,075	29,154
Other assets and liabilities	65,855	(485,079)
Income tax paid	(125,109)	(1,367,557)
Net cash provided by operating activities	3,298,996	4,398,164

Cash flow from investing activities:
Investment in property, plant and equipment	(2,089,147)	(1,471,042)
Investment in natural and environmental resources	(890,524)	(839,714)
Payments for intangibles	(6,973)	(83,834)
(Purchases) sales of other financial assets	(869,689)	641,344
Interest received	73,690	109,990
Proceeds from sales of property, plant and equipment	15,285	132,401
Net cash used in investing activities	(3,767,358)	(1,510,855)

Cash flows from financing activities:
Proceeds from borrowings	5,056,025	1,440,333
Repayment of borrowings	(560,606)	(1,373,703)
Interest paid	(403,071)	(348,252)
Capitalizations	11	43
Dividends paid	(181,704)	(1,328,044)
Net cash generated/(used in) financing activities	3,910,655	(1,609,623)

Effects of exchange rate changes on the balance of cash held in foreign currencies	482,979	81,926

Net increase in cash and cash equivalents	3,925,272	1,359,612
Cash and cash equivalents at the beginning of the period	7,015,731	8,541,138
Cash and cash equivalents at the end of the period	10,941,003	9,900,750

Non-cash transactions:
Payment of income tax through offset of recoverable balances	594,451	-

The accompanying notes are an integral part of the Consolidated Financial Statements

ECOPETROL S.A.

Consolidated statement of changes in equity

For the three month periods ended March 31, 2015 and 2014

(figures expressed in millions of Colombian Pesos)

	Subscribed and paid-in capital	Additional paid- in capital	Legal reserves	Other reserves	Other comprehensive income	Retained earnings	Non-controlling interests	Total Equity

Balance as of December 31, 2014	10,279,175	6,607,613	4,938,718	13,170,693	3,821,973	10,801,332	1,454,695	51,074,199
Net income	-	-	-	-	-	160,030	195,912	355,942
Dividends declared	-	-	-	-	-	(5,468,520)	(197,631)	(5,666,151)
Additions to paid-in capital	-	5	-	-	-	-	-	5
Additional paid-in capital receivable	-	6	-	-	-	-	-	6
Release of reserves - Occasional	-	-	-	(12,823,783)	-	12,823,783	-	-
Appropriation of reserves
Legal	-	-	23,617	-	-	(23,617)	-	-
Fiscal	-	-	-	439,757	-	(439,757)	-	-
Occasional	-	-	-	15,037,180	-	(15,037,180)	-	-
Other comprehensive income
Actuarial valuation	-	-	-	-	85,779	-	-	85,779
Net fair value gain (loss) on available-for-sale financial assets	-	-	-	-	(118,239)	-	-	(118,239)
Foreign currency translation	-	-	-	-	1,129,571	-	18,833	1,148,404
Balance as of March 31, 2015	10,279,175	6,607,624	4,962,335	15,823,847	4,919,084	2,816,071	1,471,809	46,879,945

Balance as of January 1, 2014	10,279,175	6,607,541	4,700,873	10,354,141	245,711	17,526,975	1,276,842	50,991,258
Net income	-	-	-	-	-	3,888,101	176,738	4,064,839
Dividends declared	-	-	-	-	-	(10,690,342)	(103,229)	(10,793,571)
Additions to paid-in capital	-	43	-	-	-	-	-	43
Additional paid-in capital receivable	-	30	-	-	-	-	-	30
Release of reserves - Occasional	-	-	-	(10,161,139)	-	10,161,139	-	-
Appropriation of reserves
Legal	-	-	228,326	-	-	(228,326)	-	-
Occasional	-	-	-	12,823,784	-	(12,823,784)	-	-
Other comprehensive income
Actuarial valuation	-	-	-	-	62,147	-	-	62,147
Net fair value gain (loss) on available-for-sale financial assets	-	-	-	-	29,065	-	-	29,065
Foreign currency translation	-	-	-	-	(291,201)	-	-	(291,201)
Balance as of March 31, 2014	10,279,175	6,607,614	4,929,199	13,016,786	45,722	7,833,763	1,350,351	44,062,610

The accompanying notes are an integral part of the Consolidated Financial Statements

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

2

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

3

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, constituted in 1948. Dedicated to commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products on its own or through its subsidiaries (“Ecopetrol”, the “Company” or Ecopetrol Business Group).

11.51% of Ecopetrol S.A.’s shares are publicly traded on the Colombian, New York, Lima and Toronto Stock Exchanges. The remaining shares (89.49% of the total outstanding shares) are owned by the Ministry of Finance and Public Credit.

The address of the principal office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36-24.

2.	Basis of presentation

2.1	Statement of compliance and authorization of financial statements

IFRS have been adopted in Colombia for the periods beginning January 1, 2015, in conformity with Law 1314 of 2009, Regulatory Decree 2784 of December 2012, Decrees 3023 and 3024 of 2013 and Decree 2615 of 2014.

These interim consolidated financial statements for the three month period ended March 31, 2015 and 2014 have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These are the Group´s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Effects originated in application of IFRS are set out in note 4.

These interim consolidated financial statements were approved by the Administration of the Company on June 22, 2015. The Consolidated financial statements for the years ended December 31, 2014 and 2013 have been prepared in accordance with Public Accounting Regime issued by the Contaduría General de la Nación (CGN – National Accounting Office) and other legal dispositions, which were considered as previous Generally Accepted Accounting Principles (previous GAAP). Previous GAAP differs in certain respects from IFRS, as disclosed in Note - 4 - First time adoption of International Financial Reporting Standards - IFRS.

Principal accounting policies are set out in note 3 to these interim consolidated financial statements.

2.2	Basis of consolidation

For presentation purposes, the interim consolidated financial statements were prepared by consolidating all companies set out in Exhibit 1, which are those that Ecopetrol is able to control directly or indirectly. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has the rights, to variable returns from its involvement with the investee; and

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

•	has the ability to use its power to affect its returns.

When the Company has less than a majority of the voting rights of an investee, it still has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holding of the other shareholders;
•	potential voting rights held by the Company, other vote holders or other parties;
•	rights arising from other contractual arrangements; and
•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities, at the time that decisions need to be made, including voting patterns at previous shareholders´ meetings.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating transactions between entities of the Group were eliminated on consolidation.

2.3	Measurement basis

The consolidated financial statements have been prepared on a historical cost basis except for financial assets that are measured at fair value through profit or loss and / or through other comprehensive income at the end of each reporting period, as explained in the accounting policies below.

Historical cost is generally based on fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In estimating the fair value of an asset or liability, the Group takes into account the characteristic of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

2.4	Presentation and functional currency

Transactions included in these financial statements are valued and presented in Colombian pesos, the currency of the primary economic environment in which Ecopetrol operates. This is also its functional currency.

The statement of profit or loss and statement of cash flows of subsidiaries with functional currencies different from Ecopetrol’s functional currency are translated at the exchange rates at the dates of the transaction or based on the monthly average rate. Assets and liabilities are translated at the closing rate and other equity items are translated at exchange rates at the moment of the transaction. All resulting exchange differences are recognized in other comprehensive income.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

2.5	Foreign currency

In preparing the financial statements of Ecopetrol, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the date and variations presented on translation are recognized in financial results, net. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

2.6	Classification of assets and liabilities between current and non-current

In the consolidated statement of financial position, assets and liabilities are classified according to their nature between current, being those with a maturity date equal or less than twelve months, and non-current, being those with a maturity date greater than twelve months.

2.7	Net earnings per share

Net earnings per share is calculated based on net earnings for the period attributable to the controlling stockholders, divided by the weighted average number of subscribed shares in circulation during the period. There are no potentially dilutive securities.

3.	Accounting policies

The accounting policies indicated below have been applied consistently for all the periods presented, unless otherwise stated.

3.1	Significant accounting judgments and estimations

The preparation of financial statements requires that the Company’s management make estimates about the carrying amounts of assets, liabilities, income, expenses and commitments recognized in the Financial Statements. These estimates are carried out based on the best available information on the matters under review. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

The following are the critical judgments and estimations that have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1	Oil and Gas reserves

The reserves audit process is conducted annually as of December 31 in accordance with the United States Securities and Exchange Commission (SEC) definitions and rules set forth in Rule 4-10(a) of SEC Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of Oil and Gas Reporting final rule.

The estimated reserve amounts are based on the average prices during the 12-month period prior to the ending date of the period covered in the report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.

6

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Reserves estimates are prepared using geological, technical and economic factors, including projections of future production rates, oil prices, engineering data and length and amount of future investments with a certain degree of uncertainty. These estimates that are based on conditions in existence as of the date of the report which could significantly differ from other conditions during the year or in future periods. Any changes in regulatory and/or market conditions could materially change the quantity and value of our reserves.

Changes to estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of exploration and production assets. It is expected, however, that in the normal course of business the diversity of the asset portfolio will limit the effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recognised in in the Consolidate statement of profit and loss that period.

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation, is presented in Note 14.

3.1.2	Abandonment of fields and other facilities

According to environmental and oil regulations, the Ecopetrol Business Group must recognize the costs for the abandonment of oil extraction and transportation facilities, which include the cost of plugging and abandoning wells, dismantling facilities and environmental remediation in the affected areas.

The estimated costs of dismantling and removing these facilities are recorded in the functional currency of each company at the time of the installation of the assets. The estimated obligations created for the abandonment and dismantling are subject to annual reviews and adjusted to reflect the best available estimate, due to technological changes and political, economic, environmental and security issues, and also relations with stakeholders.

The calculations of these estimates are complex and involve significant judgments made by Management, such as internal projections of costs, future inflation and discount rates. We consider that the retirement costs and obligations are reasonable, based on the experience of the Ecopetrol business group and market conditions; nevertheless, significant variations in external factors used for the calculation of the estimate could significantly impact the financial statements.

3.1.3	Pension plan and other benefits

The determination of the expense, liability and adjustments relating to our pension plans and other retirement benefits requires us to use judgment in the determination of actuarial assumptions. These include the number of active employees with indefinite term contracts, retirees and their heirs, pension benefits, healthcare and education expenses, the number of temporary employees who will remain with us until retirement, voluntary retirement plans and pension bonds. The calculation of pension bonds is maintained to comply with our pension obligations, pursuant to Decrees 1748 of 1995, 1474 of 1997, and 876 of 1998, as well as Law 100 of 1993 and its regulatory decree.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

These actuarial assumptions include estimates of future mortality, withdrawal, changes in compensation and discount rates as well as the estimated rate of return on pension bonds and other plan assets. These assumptions are reviewed annually for actuarial valuation purposes and may differ materially from the actual results due to the changing economic and market conditions, regulatory events, court rulings, higher or lower retirement rates, or longer or shorter life expectations of employees.

We consider that the assumptions used for the recognition of our obligations under defined benefit plans are reasonable based on our experience and market conditions.

3.1.4	Impairment of oil and gas assets

During annual impairment testing management must make reasonable and supportable assumptions and estimates with respect to, among other factors, (1) the fair value of reserves, (2) oil fields’ production profiles and future production of refined and chemical products, (3) future investments, taxes and costs, (4) future capital expenditures and useful life for properties and (5) future prices, among other factors. Any change in the variables used to prepare such assumptions and estimates may have a significant effect on the results of the impairment tests.

3.1.5	Goodwill Impairment

Ecopetrol performs annual impairment tests of goodwill in reference to fair value. Goodwill, for impairment testing purposes, is allocated to each of the cash-generating units (or groups of cash generating units) that are expected to benefit from the synergies of the combination.

Fair value is determined using the discounted free cash flow methodology that requires significant assumptions and estimates to be made. The Company considers that the assumptions and estimates used are reasonable and supportable based on the current market conditions and are aligned to the risk profile of the related assets. However, different assumptions and estimates may be used which would lead to different results. Valuation models used are sensitive to changes in the underlying assumptions. For example, sales volumes and prices that will be paid for the purchase of raw materials are assumptions that may vary in the future. Adverse changes in any of these assumptions could lead to recognition of goodwill impairment.

3.1.6	Litigation Assessments

We are subject to claims for regulatory and arbitration proceedings, tax assessments and other claims arising in the normal course of business. Management and legal counsel evaluate these situations based on their nature, the likelihood that they materialize, and the amounts involved, to decide on any changes to the amounts accrued and/or disclosed. This analysis, which may require considerable judgment, includes assessment of current legal proceedings brought against us and claims not yet initiated. In accordance with management’s evaluation and guidance provided by IFRS, we create provisions to meet these costs when the liability is probable and reasonable estimates of the liability can be made.

Ecopetrol considers that the payments required to settle the quantities related to the claims, in case of loss, will not vary significantly from the estimated costs, and therefore will not have a material adverse effect on our financial statements taken as a whole.

3.1.7	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in our financial statements and their respective tax bases. Deferred taxes on assets and liabilities are calculated based on enacted or substantively enacted statutory tax rates that will be applied to our taxable income during the years in which temporary differences between the carrying amounts and tax bases are expected to be reversed.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

3.2	Financial instruments

The classification of financial instruments depends on the nature and purpose for which the financial assets or liabilities were acquired and is determined at the time of initial recognition. All regular way purchases or sales of financial instruments are recognized and derecognized on a trade date basis. Regular purchases or sales of financial assets are those that require delivery of assets within the time frame established by regulation or agreement in the marketplace.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets through profit or loss and through other comprehensive income are stated at fair value. Financial instruments at amortized cost, loans and trade receivables, other receivables and financial assets held-to-maturity are measured at amortized cost using the effective interest method.

Equity investments available for sale that do not have a market quotation price and which fair price cannot be reliably measured are measured at cost less any loss for impairment identified at the end of each reporting period

Fair value

The fair value hierarchy is based on the level of market available information which includes the security liquidy and availability of exchange prices or indicators generated from market operations (rates, curves, volatilities and other required valuation variables).

.

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities. For the Company, level 1 inputs include marketable securities that are actively traded.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly. For the Company, Level 2 inputs include quoted prices for similar assets, prices obtained through third-party broker quotes, and prices that can be corroborated with other observable inputs for substantially the same term as the contract.

Level 3: Unobservable inputs. The Company does not use Level 3 inputs for any of its recurring fair –value measurements. Level 3 inputs may be required for the determination of fair value associated with certain non-recurring measurements of non-financial assets and liabilities. The Company uses Level 3 inputs to determine the fair value of certain non-recurring non-financial assets.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including all fees, transaction costs and other premiums or discounts that are included in the calculation of the effective interest rate) through the expected life of the financial instrument (or, when appropriate, at a shorter period), to the net carrying amount on initial recognition.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Impairment

Financial assets at amortized cost are assessed for impairment indicators at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition, the estimated future cash flows of the investment have been affected. For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

De-recognition of financial assets and financial liabilities

Ecopetrol derecognizes a financial asset when the contractual rights to the cash flows from the asset expire and when it transfers substantially all the risks and rewards of ownership of the asset to another party. If neither the risks nor rewards of ownership are transferred and the Company continues to control the transferred asset, its retained interest in the asset and any associated liability for amounts it may have to pay continue to be recognized. If all the risks and rewards of ownership of a transferred financial asset are retained, the financial asset and any collateralized borrowing for the proceeds received are recognized.

3.2.1	Cash and cash equivalents

Cash and cash equivalents include negotiable investments and special funds with maturity dates that fall within ninety (90) days of their acquisition and are subject to minimal risks of changes in value.

3.2.2	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading acquired principally for the purpose of selling them in the short term. Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss.

Loans to employees are initially recognized using the present value of the future cash flows, discounted at the current market rate of return for similar loans. If the interest rate is less than the current market rate, fair value will be less than the amount of the loan. This difference is recorded as a benefit to employees.

3.2.3	Available for sale financial assets

Available for sale financial assets are equity instruments of other non-controlled or non-strategic companies where the Company does not exercise any type of control or significant influence thereon and where the Company does not intend to sell the instruments in the short term. They are recognized at their fair value and unrealized losses or profits are recognized in other comprehensive income. At the time of sale or impairment of the assets the related adjustments are attributed to the results of the period.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

3.2.4	Loans and receivables

Financial assets with fixed or determinable payments that are not quoted in an active market are classified as current, except for those that have a maturity date longer than twelve months from the statement of financial position date, which are classified as non-current. Loans and receivables, including trade and other receivables, are measured initially at fair value and then at amortized cost using the effective interest rate method.

3.2.5	Financial liabilities

Financial liabilities correspond to the financing obtained by the Company through bank credit facilities and bonds, accounts payable to suppliers and creditors.

Bank credit facilities and bonds are initially recognized at their fair value, net of transactions costs incurred, and subsequently carried at amortized cost. The difference between the amount received and its nominal value is recognized in the results of the period during the time of amortization of the financial obligation, using the effective interest rate method.

Accounts payable to suppliers and creditors are short term financial liabilities recorded at their face value, since they do not differ significantly from their fair value.

3.2.6	Derivative financial instruments

Ecopetrol may enter into hedging agreements to reduce exposure to the fluctuations of international crude oil and products prices and foreign exchange and interest rates. We do not use derivative financial instruments for speculative purposes. Ecopetrol has established control activities to assess, approve and monitor derivative financial instruments. During the past few years, these types of instruments have not been recurrent or have not generated any significant impact on the financial statements.

During 2014, exchange rate derivative were utilized, however, these instruments did not meet the necessary requirements for the application of hedge accounting and the impact with respect to the fair value movements was recognized directly in the results of the period.

3.3	Inventories

Inventories include assets extracted, in production process, transformed or acquired for any reason, for the purpose of being sold, transformed and consumed in the production process, or as part of services delivered.

Crude oil is valued at its production cost, including necessary expenses incurred to transport the inventory to its current locations.

The cost of inventories is determined under the weighted average method, which includes acquisition costs (deducting commercial discounts, rebates obtained and other similar amounts), transformation, as well as other costs incurred in order to deliver the inventories to their current location and conditions, such as transportations costs.

Inventories of consumables (spare parts and supplies) are recognized as inventory and subsequently charged to expense, maintenance or projects, as such elements are consumed.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Ecopetrol makes an evaluation of the net realizable value of inventories at the end of the period, recording, with charge to profit and loss, an impairment to the value when they are overvalued. When the circumstances that previously caused impairment cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in economic circumstances, the amount thereof is then reversed.

3.4	Related parties

Associates and joint ventures are considered related parties. Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The Company's investment in associates and joint ventures includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company's share of the profit or loss of its associates and joint ventures is recognized in the statement of income and its share of reserve movements is recognized in the Company reserves.

Unrealized gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company's interest.

Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Company.

3.4.1	Investments in associates

An associate is an entity over which the Group has significant influence but not control. Generally these entities are those in which a equity interest is maintained from 20% to 50% of the voting rights. See Exhibit I for a detail of these companies.

3.4.2	Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

3.5	Joint operations

Joint operation contracts are entered into between Ecopetrol and third parties in order to share risk, secure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint operations, one party is designated as the operator to execute the expense and investment budget and report to partners according to their participation interests. Furthermore, each party takes its share of the hydrocarbons (crude oil or gas) produced according to its agreed participation.

When Ecopetrol participates as a non-operator partner, it records the assets, liabilities, revenues, costs and expenses based on information reported by the operators. When Ecopetrol is the direct operator of the joint venture contracts, it records its percentage of the assets, liabilities, revenues, costs and expenses, based on each partner’s participation interests in the line items corresponding to assets, liabilities, expenses, costs and revenues.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

3.6	Non-current assets held for sale

Non-current assets and disposals groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is expected to qualify for recognition as a completed sale within one year from the date of classification and the asset (or disposal group) is available for immediate sale in its present condition. These assets are measured at the lower of their carrying amount and fair value less costs to sell.

3.7	Property, plant and equipment

Recognition and measurement

Property, plant and equipment are presented at cost less accumulated depreciation and accumulated losses for impairment. Tangible components related to natural and the environmental resources are part of property, plant and equipment.

All directly attributable costs of bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management are considered capitalizable. Such costs are mainly: a) purchase price, including import duties and non-refundable purchase taxes; b) costs of employee benefits arising directly from the construction or acquisition; c) all directly attributable costs of bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; d) borrowing costs incurred in loans directly attributable to the acquisition and construction of assets and; e) the initial estimate of the costs of dismantling and removing the item.

Spare parts and servicing equipment are carried as inventories and recognised as an expense as they are consumed. Major spare parts and stand-by equipment that the entity expects to use during more than one period are recognized as property, plant and equipment.

Any gain or loss arising from the disposal of a property, plant and equipment item is recognized in profit or loss in the period incurred.

Subsequent disbursements

All disbursements made on the existing assets in order to increase or extend the initial expected useful life, increase productivity or productive efficiency, that allow a significant reduction of operating costs, increase the level of reserves in exploration or production areas or replace a part or component of an asset that is considered critical for the operation are considered additions or improvements and are recognized as property, plants and equipment.

The costs of the day-to-day servicing, repair or maintenance of an item of property, plant and equipment are recognised as expense when incurred. However, major inspections performed, are capitalized.

Depreciation

Property, plant and equipment is depreciated using the straight-line method, except for those associated with Exploration and Production activities which are depreciated using the technical units-of-production method. Technical useful lives are updated annually considering factors such as: additions or improvements (due to parts replacement or critical components for the asset’s operation), technological advances, obsolescence and other factors; the effect of this change is recognised in future periods. Depreciation of an asset commences when it is available for use.

Useful lives are determined based on the period over which an asset is expected to be available for use, physical exhaustion, technical or commercial obsolescence and legal limits or restrictions over the use of the asset.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Estimated useful lives are between the following ranges:

Plant and equipment	10 – 60 years
Pipelines, networks and lines	9 – 58 years
Buildings	15 – 74 years
Others	3 – 42 years

Lands are recorded independently of buildings and facilities and have indefinite useful lives therefore they are not subject to depreciation.

Depreciation methods and useful lives are reviewed annually by business units and adjusted if appropriate.

Investment properties

As investment property is recognized when the property owned by the Company is used to obtain income, appreciations or both, rather than in the production or supply of goods or services, for administrative purposes or for their sale in the ordinary course of operations.

The acquisition cost of an investment property consists of its purchase price and any directly attributable disbursement. Cost model is used for measurement after initial recognition.

3.8	Natural and environmental resources

Recognition and measurement

Ecopetrol uses the successful efforts method to account for exploration and production of crude oil and gas activities, also considering IFRS 6 – Exploration for the evaluation of mineral resources.

Exploration costs

All costs associated with exploration and evaluation are capitalized as exploration and evaluation assets pending determination of whether the exploration drilling is successful or not; if determined to be unsuccessful all costs are expensed.

Exploration costs are those incurred with the objective of identifying areas that are considered to have prospects of containing oil and gas reserves, including geological and geophysical (G&G), seismic costs, exploratory wells, exploratory-type stratigraphic test wells, among others. Exploratory wells costs are recognised as assets pending determination of commercial viability and if not are expensed as exploration expenses. Other expenditures are expensed when incurred.

An exploration and evaluation asset is classified as such once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Before reclassification, assets are assessed for impairment, and any resulting impairment is recognised. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest its carrying value is below its recoverable value.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Development costs

Development costs correspond to those costs incurred to obtain access to proved hydrocarbon reserves and to provide facilities for extracting, treating, gathering and storing. When a project is approved for development, the accumulated value of the acquisition and exploration costs is classified as natural and environmental resources and costs subsequent to the exploration phase are capitalized as development costs of the properties that contain such natural resources assets. All development costs are capitalized, including drilling costs of unsuccessful development wells.

Production costs

Production costs are those incurred to operate and maintain productive wells as well as the corresponding equipment and facilities. The production activity includes extraction of oil and gas to the surface, its gathering, treatment and processing as well as storage in the field. Production costs are expenses at the time they are incurred unless they add reserves, in which case they are capitalized.

Production and support equipment is recognised at historical cost and is part of property, plant and equipment and subject to depreciation.

Capitalized costs also include dismantlement, retiring and restoring costs, as well as the estimated cost of future environmental obligations. The estimation includes plugging and abandonment costs, facility dismantling and environmental recovery of areas and wells. Changes arising in new abandonment liability estimations and environmental recovery are capitalized to the related asset.

Capitalized costs include net income obtained by the sale of crude oil from extensive testing, since they are considered necessary to complete the asset.

Depletion

Depletion of natural and environmental resources are determined using the unit-of-production method, using proved developed reserves as a base. Depletion factors are reviewed annually, based on the reserve report.

Reserves are audited by internationally recognized external consultants and approved by the Company’s Board of directors. Proved reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, that is, at the prices and costs that apply at the date of the estimate.

Impairment

Assets associated to exploration, evaluation and production are subject to review annually for possible impairment in their recoverable value. See policy 3.11 – Impairment of assets.

3.9	Capitalization of borrowing costs

Borrowing costs related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

3.10	Intangible assets

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimates being accounted for prospectively.

Expenditures on research activities are recognized as an expense in the period in which they are incurred.

3.11	Goodwill

Goodwill is the excess of the purchase price over the fair value of the identifiable assets and liabilities of acquired companies, measured at the acquisition date. The carrying amount of goodwill is not amortized and is reviewed annually for possible impairment losses.

For the purposes of impairment testing, the discounted cash flow method is used to assess impairment of goodwill. If the net present value is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the Cash Generating Units (CGU) or group of CGUs and then to the other assets of the CGU or group of CGUs. Any impairment loss is recognized directly in profit or loss. Once an impairment loss on goodwill is recognized, it is not reversed in subsequent periods.

3.12	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership. All other leases are classified as operating leases.

Assets held under finance leases, when Ecopetrol is the lessee, are recognized in the statement of financial position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payment. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

3.13	Impairment

In order to evaluate the recoverable amount of tangible and intangible assets, Ecopetrol compares the carrying amount with its recoverable amount at the end of each reporting period or earlier, if there is any indication that an asset may be impaired.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

In order to make an impairment analysis, the assets are grouped into cash generating units (CGU), provided that those assets individually considered do not generate cash inflows that, to a great extent, are independent from those generated by other assets or CGUs. The grouping of assets in different CGUs requires the exercise of professional judgment and the consideration, among other parameters, of the business segments. In this sense, in the segment of Exploration and Production, each CGU corresponds to each one of the different contractual areas commonly called “fields”; by exception, in those cases in which the cash inflows generated by several fields are interdependent on each other, those fields are grouped into a single CGU. In the case of the Refining and Petrochemicals segment, the CGU´s correspond to each one of the refineries of the group and for the segment of Transportation each pipeline is taken as an independent CGU.

The recoverable value is the higher of the fair value less costs of sale and value in use. If the recoverable amount of an asset (or of a CGU) is lower than its net book value, its book value (or that of the CGU) is reduced to its recoverable amount, recognizing a loss for impairment of value as expense.

The value in use is determined as the sum of the future discounted cash flows adjusted to the estimated risk. The estimates of future cash flows used in the evaluation of impairment of assets are made with projections of commodity prices, supply and demand estimates and the margins of the products. In case of assets or cash generating units engaged in the evaluation and exploration of reserves, proved, probable and possible reserves are considered, with a risk factor associated to them also being considered.

Once a loss for impairment of value has been recorded, future amortization expense is calculated on the basis of the adjusted recoverable value.

Impairment losses may be reversed, except those corresponding to goodwill, only if the reversal is related to a change in estimates used after the loss for impairment was recognized. These reversals shall not exceed the book value of the assets net of depreciation or amortization that would have been determined if the impairment had never been recognized.

In the reclassification of any non-current asset to non-current assets held-for-sale, the book value of these assets is revised to its fair value less costs to sell. No other provision for depreciation, depletion or amortization is recorded if the fair value less costs to sell is less than the book value.

3.14	Provisions and Contingent Liabilities

Provisions are recognized when Ecopetrol has a present obligation (legal or constructive) as a result of a past event, it is probable that Ecopetrol will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where applicable, they are recorded at present value.

Disbursements related to the conservation of the environment for current or future operations, are accounted for as expenses or assets, as it may correspond. Disbursements related to operations of the past that do not contribute to the obtaining of current or future income, are charged to expenses.

The creation of these provisions coincides with the identification of an obligation related to environmental remediation and Ecopetrol has adequate information to determine a reasonable estimate of the respective cost.

Contingent liabilities are not recognized but are subject to disclosure in the explanatory notes whenever the outlay of resources is possible, including those which values cannot be estimated.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Asset retirement obligation

Liabilities associated to the retirement of assets are recognized when there are current obligations, either legal or implied, related to the abandonment and reclamation of wells, facilities, pipelines, buildings and equipment, as the case may be; they must be recognized using the discounted cash flow technique taking into consideration the economic limit of the field or useful life of the respective asset. When it is not possible to determine a reliable estimate in the period in which the obligation originates, a provision is recognized when there is sufficient information available to make the best estimate.

The book value of the provision is reviewed and adjusted annually considering changes in the variables used for its estimate. The increase in the provision due to the passage of time is recognised as an interest expense.

3.15	Taxes

Income tax expense is comprised of income tax payable for the period (including, income tax and complementary taxes and income tax for equality - CREE, as appropriate) and the effect of deferred taxes in each period.

3.15.1	Current tax

The provision for income tax and complementary taxes and income tax for equality (CREE), as appropriate, is calculated based on the higher of the taxable income and presumptive income (the minimum estimated amount of profitability on which the law expects to quantify and collect the income tax). Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss, because of items income or expense that are taxable or deductible in other periods, special taxable deductions, taxable losses and income or expenses that are non-taxable or non-deductible according to the applicable tax laws in each jurisdiction. Current tax is calculated by applying the enacted or substantially enacted tax rates, as of the close of the corresponding fiscal year.

3.15.2	Deferred taxes

Deferred tax is accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in our consolidated financial statements and their respective tax bases. Deferred tax liability is recognized for all temporary differences. Deferred taxes asset is recognized for all deductible temporary differences and for all tax losses to be amortized, insofar there is a reasonable expectation that such differences will be offset against taxable profits.

Deferred taxes on assets and liabilities are calculated based on enacted or substantively enacted statutory tax rates that we believe will be applied to our taxable income during the years in which temporary differences between the carrying amounts and tax bases are expected to be reversed.

Deferred tax asset carrying amounts are reviewed at the end of each reporting period and reduced if it is no longer probable that tax income will be available in the future, that allows full or partial recovery of the asset.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Deferred taxes are not recognized when they arise in the initial recognition of an asset or liability in a transaction (except in a business combination) that, at the time of the transaction, does not affect the accounting or tax profit, or in respect of the taxes on the possible future distribution of accumulated profits of subsidiaries or investments accounted for by the equity method, if at the time of the distribution it may be controlled by Ecopetrol S.A. and it is probable that the retained earnings will be reinvested by the Group companies and therefore, will not be distributed to Ecopetrol S.A.

The Colombian tax regime does not contemplate any taxation on economic groups or consolidated financial situations. There is therefore no obligation under the Colombian tax regime to make the calculation of the deferred taxes based on the consolidated financial statements. Nevertheless, because of the requirement under IFRS to report deferred tax, it is calculated as the sum of the tax calculated in the individual financial statements of the companies of the Ecopetrol Business Group plus or minus deferred taxes on business combinations, intragroup transactions or other adjustments at a consolidated level.

3.16	Employee benefits

Salaries and benefits for Ecopetrol staff are governed by the Collective Labor Agreement 01 of 1977, and in their absence, by the Substantive Labor Code. In addition to the legally mandated benefits, employees are entitled to fringe benefits which are subject to the place of work, type of work, length of service, and basic salary. Annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of indemnities is provided for when special circumstances arise that result in the non-voluntary termination of the contract, without just cause, and in periods other than the probationary period.

Ecopetrol S.A. belonged to the Special Pension Regime, under which allowances are the responsibility of the company and not a Pension Fund. However Act 797 of January 29, 2003 determined that Ecopetrol employees who joined the Company as of that date would be subject to the provisions of the General Pension Regime. Consequently allowances for employees retired as of July 31, 2010 are still Ecopetrol’s responsibility. Likewise, these employees are entitled to such pension bonus if they worked with Ecopetrol prior to January 29, 2003, but whose employment agreement expired without renewal before that date.

All social benefits of employees who joined the Company before 1990 are the responsibility of Ecopetrol, without the involvement of any social security entity or institution. The cost of health services for the employee and his/her relatives registered with the Company is determined by means of a mortality table, prepared based on facts occurring during the year.

For employees who joined the Company subsequent to the entry into effect of Law 50 of 1990, the Company makes periodic contributions for severance payments, pensions and occupational injuries the funds created for these respective obligations.

In 2008, Ecopetrol S.A. partially switched over the value corresponding to monthly pension payments from its pension liabilities, transferring the said liabilities and their underlying amounts to pension-related autonomous equities (PAP, per its acronym in Spanish). The funds transferred, and returns on those funds, cannot be redirected nor can they be returned to the Company until all of the pension obligations have been fulfilled. The switched obligation covers allowances and pensional bonds payments; while health and education remains under the labor liability in charge of Ecopetrol.

Employee-benefits are divided in four groups comprised as follows:

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

a)	Short term employee benefits and post-employment benefits

Benefits to employees in the short term correspond mainly to those which payment will be made in the term of twelve months following the closing of the period in which the employees have rendered their services. This includes mainly salaries, severance, vacations, bonuses and other benefits.

Post-employment benefits of defined contributions correspond to the periodic payments for pensions that the Company makes to the respective funds that assume these obligations in their entirety.

The above benefits are recognized as a liability after deducting any already paid amounts.

b)	Post-employment defined benefit plans.

In the defined benefits plan, the Company provides the benefits agreed to current and former employees and assumes the actuarial and investment risks.

The following benefits are classified as long-term defined benefit plans recognized in the financial statements according to the valuations made by an independent actuarial:

-	Pensions
-	Health care to relatives
-	Pension bonds
-	Educational plan
-	Retroactive severances

The liabilities recognized in the balance sheet in respect of these benefit plans is the present value of the defined benefit obligation at the balance sheet date, minus the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

There is no service cost for pensions plan as the beneficiaries were retired on as before July 31, 2010. The service cost is generated by the other benefits that includes current employees in the Company, recognized in the income statement, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements.

c)	Other long-term benefits

Other long-term benefit is the five-year term bonus which also makes part of the actuarial valuation. This benefit is a cash bonus accrues on a yearly basis and is paid out at the end of each five-year period that an employee works in the Ecopetrol S.A. The company records in the profit and loss statement the service cost, net liability interests and adjustments of defined benefit plan net liability

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

d)	Termination benefits

Termination benefits are recognized only when a detailed plan exists for such process and there is no possibility to withdraw the offer. The Company recognizes a liability and an expense for termination benefits at the earlier date between the date when the offer of said benefits cannot be withdrawn and the date when the restructuration costs are recognized.

These benefits are not part of the actuarial valuation and they relate mainly to retirement allowances.

3.17	Revenue recognition

Revenue from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including risks and rewards of ownership. In the case of refined and petrochemical products, revenue is recognized when products are shipped by the refinery and subsequently adjusted in accordance with the volumes actually delivered. Revenue from transportation services is recognized when products are transported and delivered to the buyer in accordance with sale terms. In other cases, revenue is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Under current regulations, Ecopetrol and Refinería de Cartagena S.A, sell regular gasoline and ACPM at a regulated price.

Per Decree 1880 of 2014, the Ministry of Mines and Energy semi-annually calculates and liquidates Ecopetrol’s net position to be stabilized for each fuel by the Fuel Price Stabilization Fund (FEPC). The net position is calculated by summarizing all differentials throughout the half year and the result is an amount in pesos in favor of the Company or the FEPC and chargeable to the FEPC. The differential is calculated as the volume reported by the Company at the time of sale multiplied by the difference between the international parity price and the reference price. The international parity price the daily prices of gasoline and diesel oil of the respective month in pesos, indexed to the Unites States of America Gulf market in accordance with Resolution 18 0522 of 2010 and the Producer Price reference defined by the Ministry of Mines and Energy.

3.18	Cost and expenses

Costs and expenses are presented according to their function; they are detailed in the related disclosures in cost of sales, administrative, operating, projects and other associated expenses.

3.19	New standards

New standards and interpretations that apply for annual periods beginning on 1 January 2016 or later, and which have not been applied in preparing these consolidated financial statements are as follows:

Standard	Description	Effective date

IFRS 9 – Financial Instruments	Includes the requirements of classification and measurement of impairment and hedge accounting; and in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. Therefore it is no longer necessary for a credit event to have occurred before credit losses are recognized.	January 1st, 2018

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

IFRS 15 – Revenue from Contracts with customers

Establishes a single comprehensive model for entities to use in accounting for revenue arising from customers.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 – Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective.

January 1st, 2017

Amendments to IFRS 11 – Accounting for Acquisitions of Interests in Joint Operations	The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business.	January 1st, 2016

Amendments to IAS 16 – Property, plant and equipment and IAS 38 – Intangible assets	Amendments clarify the acceptable methods of Depreciation and Amortization and prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset.	January 1st, 2016

Amendment to IFRS 10 - Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Amendments clarify that a full gain or loss is recognized when a transaction involves a business (as defined under IFRS 3). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.	January 1st, 2016

Ecopetrol does not anticipate that the application of the new and the amended standards will have a significant impact on the consolidated financial statements.

4.	First time adoption of International Financial Reporting Standards - IFRS

As part of the implementation process of International Financial Reporting Standards (hereinafter ¨IFRS¨) In conformity with the provisions of Law 1314 of 2009, Regulatory Decree 2784 of December 2012 and Decrees 3023 and 3024 of 2013, Ecopetrol S.A. belongs to Group 1 of preparers of financial information and, consequently, the issuance of the first financial statements under Financial Reporting Standards shall be as of December 31, 2015 and opening statement financial position as of January 1, 2014, being the transition date.

In preparing these Financial Statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), we applied the following optional and mandatory exemptions from full retrospective application of IFRS:

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

4.1	Exemptions to retrospective application chosen by the company

(a)	Business combinations – IFRS 1 includes an optional exception for business combinations as an alternative to applying IFRS 3 retrospectively (business combinations that occurred before the date of transition to IFRS). However, the entity may elect to restate business combinations from any date prior to the date of transition. If any business combination is restated, then all later business combinations must also be restated and also has to apply IFRS 10.

Ecopetrol applied the exemption set out above for all business combinations that occurred up to the date of transition. Therefore, it has not restated any business combination that took place before January 1, 2014.

(b)	Fair value used as deemed cost of property, plant and equipment – The exemption to IFRS 1 allows fair value, at the date of the transition to IFRS, to be used as deemed cost of property, plant and equipment, intangible assets and investment properties. IFRS 1 establishes that a revaluation under previous GAAP (RCP), at the date of transition or previous, may be used as deemed cost, at the date of the revaluation, if it is broadly comparable to:

▪	fair value; or

▪	Depreciated cost under IFRS.

Ecopetrol elected to measure certain land properties at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet. Fair value was measured on the basis of a valuation performed by external, independent experts. See Note 4.2 (1) (i)

For other Property, plant and equipment items, useful lives where established according to appraisals and technical support from the operating areas of the Company. Accumulated depreciation was recalculated based on these new useful lives and adjustments were recognized in the opening IFRS balance sheet. For minor property, plant and equipment items such as office equipment, computer equipment and vehicles the Company has considered depreciated or revaluated cost under RCP as deemed cost at transition date, since it is comparable to its depreciated cost in accordance with IFRS. See Note 4.2 (1) (v)

(c)	Leases – The exemption on IFRS 1 establishes that a company may determine whether arrangements in existence on the date of the transition to IFRS contain leases on the basis of the facts and circumstances existing at the date of transition.

Ecopetrol elected to apply this exemption and therefore has considered the facts and circumstances existing at the date of transition to determine the existence of implied leases in its contracts and agreements.

(d)	Decommissioning liabilities included in the cost of property, plant and equipment – A first-time adopter may elect not to comply with requirements of IFRIC 1 for changes in decommissioning, restoration and similar liabilities. Therefore the Company can:

i.	Measure the liability as at the date of transition in accordance with IAS 37;

ii.	To the extent that the liability is within the scope of IFRIC 1, estimate the amount that would have been included in the cost of related asset when the liability arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period and;

23

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

iii.	Calculate the accumulated depreciation on that amount, as at the date of transition to IFRSs, on the basis of the current estimate of the useful life of the asset, using depreciation policy adopted by the entity under IFRS.

Ecopetrol elected to apply this exemption and measure its Asset Retirement Obligation as at the date of transition and estimate the cost of the related asset and depreciate it to the transition date.

(e)	Borrowing costs – IFRS 1 permits the entity to either capitalize borrowing costs relating to the construction of any qualifying assets; or designate a date before the date of transition and apply the standard to borrowing costs related to qualifying assets for which the commencement date for capitalization is on or after that designated date. (See Note 4.2(1)(iv))

The Company elected to apply this exemption and adopted as a policy to capitalize borrowing costs under IAS 23 starting on the transition date, January 1, 2014.(See Note 4.2(1)(ii))

(f)	Classification of financial instruments – IFRS 1 includes a number of optional exemptions for first-time adopters, applying IFRS 9, in relation to the designation of previously recognized financial instruments. Ecopetrol elected to apply the following exemptions:

i.	A first-time adopter may designate a financial asset as at fair value through profit or loss provided that the asset meets the criteria for such classification as at the date of transition to IFRS.

ii.	An entity may designate an equity instrument as at fair value through other comprehensive income provided that the asset meets the criteria for such classification as at the date of transition.

(g)	Fair value measurement of financial assets or financial liabilities at initial recognition – Ecopetrol applied measurement of financial assets and liabilities at fair value prospectively at the date of transition.

(h)	Financial assets and intangible assets service concession arrangements – Ecopetrol recognized financial assets and intangible assets at carrying amounts at the date of transition to IFRS.

(i)	Fair value measurement of financial assets or financial liabilities at initial recognition – Ecopetrol applied measurement of financial assets and liabilities at fair value prospectively at the date of transition.

(j)	The Effects of Changes in Foreign Exchange Rates – IFRS 1 permits the entity do not determine the cumulative translation differences recognized in other comprehensive income that existed at the date of transition to IFRSs. If this exemption is applied, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs.

4.2	Reconciliation of financial position

The reconciliations that follow reflect the impact of the transition to IFRS on the financial position previously reported by Ecopetrol:

24

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Equity reconciliation at March 31, December 31 and January 1, 2014:

	December 31,	March 31,	January 1,
	2014	2014	2014
Consolidated shareholders’ equity under previous GAAP	68,545,972	63,053,198	71,119,203
Property, plant and equipment and natural resources (1)	(22,901,793)	(21,190,074)	(21,246,532)
Non-controlling interest in Equion (2)	(1,017,201)	(1,281,457)	(1,222,118)
Deferred tax (3)	(530,725)	(69,978)	(268,794)
Deferred charges (4)	(230,516)	(528,186)	(706,655)
Non-controlling interests (5)	4,195,935	4,731,000	4,573,748
Foreign currency translation (6)	1,400,203	23,577	-
Liabilities and assets at amortized cost, equity method and others (7)	1,378,162	597,264	132,252
Employee benefits liability (8)	234,162	(1,272,734)	(1,389,846)
Consolidated equity under IFRS	51,074,199	44,062,610	50,991,258

(1)	The detail of adjustments related to property, plant and equipment and natural resources, is as follows:

	December 31,	March 31,	January 1,
	2014	2014	2014
Reversal of revaluation and provisions recognized under RCP (i)	(21,211,265)	(22,241,913)	(22,294,768)
Non-capitalizable borrowing costs, elimination of inflation adjustments and others (ii)	(2,321,353)	(260,311)	(341,480)
Assets impairment (iii)	(495,110)	(414,806)	(428,151)
Abandonment costs (iv)	(492,779)	(298,630)	(366,847)
Depreciation (v)	1,618,714	2,025,586	2,184,715
Total property, plant and equipment adjustments	(22,901,793)	(21,190,074)	(21,246,532)

i.	Reversal of revaluations and provisions recognized under previous GAAP were made since the Company elected to recognize its property, plant and equipment, other than lands, at its cost.

ii.	Mainly includes:

-	Borrowing costs non-capitalized under IFRS in the amount of $2,212,286 (March 31, 2014 - $101,067. Due to the exemption adopted by the Company which is described in Note 4.1 there is no value for this adjustment at the opening balance. Under previous GAAP, the Company capitalized a higher value of expense for exchange differences relating to capital expenditures, while under IFRS, the exchange difference is limited to a hypothetical interest expense in the functional currency and the interest expense on the debt.

25

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

-	Sales of oil production for assets under extensive tests in exploration and evaluation phase are recorded as a lower value of assets under IFRS of ($157,420) (March 31, 2014 - $146,677 and (January 1, 2014 - $146,985). Under previous GAAP these sales are recognized as income.

-	Adjustment for assets related to incorporated institutional equity in the amount of $41,204 (March 31, 2014 - $40,300 and January 1, 2014 - $43,033)

-	A decrease of $116,029 (March 31 and January 1, 2014 - $174,400) due to embedded leases not recognized under previous GAAP and other minor amounts.

iii.	Recognition of impairment of assets in accordance with IAS 36 – Impairment of assets, taking into account that the Company established its Cash Generating Units (CGUs) as the oil and gas production fields or groups of fields, refineries and pipelines.

iv.	Discount to present value of dismantling and abandonment of asset costs for the Business Group companies and depreciation of the related abandonment assets under IFRS. The amounts were not discounted under previous GAAP.

v.	Under previous GAAP useful lives of property, plant and equipment were established under tax criteria, while under IFRS useful lives are established based on technical and economic criteria. Therefore depreciation was recalculated to reflect this change. Moreover, for the exploration and production segment’s fixed assets, the depreciation method was changed from straight-line to technical-units of production. In addition, we eliminated the inflation adjustments due to they are not permitted under IFRS. These values were eliminated from the opening balance.

(2)	Non-controlling interest in Equion: There is a lower value of equity due to the fact that under IFRS, the investment in Equion is recognized using the equity method, while under previous GAAP Equion was recorded as a consolidated entity.

(3)	Net decrease in deferred tax generated by variations in measurement of assets and liabilities under IFRS that resulted in temporary differences in assets (liabilities). Main variations are: increase in carrying amount of property, plant and equipment generating a higher deferred tax liability, presumptive tax excesses and tax loss carry forwards generating a higher deferred tax asset.

(4)	Deferred charges: Decrease due to the fact that some assets recognized as deferred assets under previous GAAP are considered expenses under IFRS, such as tax on equity and others.

(5)	Non-controlling interest: Increase due to the fact that under IFRS it is presented as an equity item, while under previous GAAP is presented as a liability.

(6)	Corresponds to the foreign currency translation, for consolidation purposes, of those companies under the Business Group with a functional currency different to Colombian peso.

26

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

(7)	Includes the following adjustments:

-	Financial obligations and accounts payable valuation at amortized cost of 735,433 (March 31, 2014 - $615,981 and January 1, 2014 - $38,257). Under Previous GGAP, transaction costs are recorded directly in the statement of income, while IFRS are taken into account for calculating the effective interest rate and carried at amortize under cost.

-	Equity method for investments in associates and jointly controlled entities under IFRS of $652,562 (March 31, 2014 - $260,195 and January 1, 2014 - $319,729). The adjustment is mainly due to the variation in the calculation of the equity method because the asset base of these associates was determined in accordance with IFRS.

-	Financial assets at fair value and other minor adjustments $9,833 (March 31, 2014-$278,912). At January 1, 2014, other adjustments primarily include adjustments of inventory at net realizable value and the amortized cost of receivables is presented of $211,046.

(8)	Under IFRS, the assets that back the pension liability (pension-related autonomous equities - PAP) are part of the balance sheet, as well as the liabilities corresponding to labor obligations subject to actuarial estimation (pensions, pension bonds, five year period benefit, health and education). Such estimation is made under IFRS guidelines using the projected unit credit method, which differ from estimations performed under previous GAAP.

Another difference between IFRS and previous GAAP corresponds to the discount rate used in the actuarial calculations under IFRS is a long-term rate while previous GAAP, the discount rate is fixed by law (the average inflation in years).

4.3	Reconciliation of net income

Reconciliation of net income for the year ended December 31, 2014 and the three month period ended March 31 2014:

	December 31	March 31
	2014	2014
	(12 months)	(3 months)
Consolidated net income under previous GAAP	7,510,270	3,287,378
Foreign currency exchange and borrowing costs (a)	(1,739,471)	186,901
Consolidation, crude oil over/under lift, inventories, equity method and other (b)	236,478	(77,979)
Property, plant and equipment and natural resources (c)	(488,709)	(14,509)
Deferred taxes (d)	533,953	(69,978)
Deferred charges (e)	527,712	521,326
Actuarial liability (f)	438,863	-
Consolidated net income under IFRS	7,019,096	3,888,101
Accumulated foreign currency translation	2,717,632	(291,201)
Net fair value gain (loss) on available-for-sale financial assets	76,436	29,065
Remeasurement of defined benefit obligation	782,194	62,147
Total comprehensive income under IFRS	10,595,358	3,688,112

(a)	In 2014 the effect is a net decrease of $1,739,471 mainly due to: lower value of capitalized borrowing costs and foreign currency exchange amounting to $2,212,286 due to a increase in the foreign currency exchange generated for the Group’s companies with functional currency different to Colombian peso in the amount of $472,815.

27

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

(b)	Decrease in net income in 2014 by $236,478 mainly due to: a) ($167,998) adjustments at consolidation level of differences between previous GAAP and IFRS, mainly in unrealized gains and equity method in associates; b) ($21,395) adjustments to over/under lift at fair value; c) ($77,753) adjustments to inventory at net realizable value; and d) ($2,271) for other minor adjustments. These adjustments are offset by an increase of $501,353 mainly because of the application of equity method and the effects in non-controlling interests.

During first quarter of 2014 net income decreased by $77,979 mainly due to: a) ($99,243) of adjustments to over/under lift at fair value; b) ($27,856) equity method and non-controlling interests adjustments and; c) a $49,120 increase mainly due to differences in consolidation between IFRS and previous GAAP.

(c)	Property, plant and equipment generated a net decrease of $488,709 in 2014 ($14,509 – first quarter of 2014) mainly related to: a) increase by $46,740 ($131,529 – first quarter of 2014) for a lower depreciation and amortization expense and; b) decrease by $535,449 ($146,307 – first quarter of 2014) due to:

i)	impairment of assets $90,332 ($28,773 first quarter of 2014)
ii)	decrease related to discount to present value of abandonment costs liability $143,059 ($69,528 first quarter of 2014)
iii)	A decrease on other fixed assets for costs that cannot be capitalized under IFRS and others minor items by $302,058 ($49,006 first quarter of 2014).

(d)	There are differences from deferred tax under IFRS and previous GAAP, due to variations in the measurement of assets and liabilities under IFRS, which have resulted in temporary differences in assets (liabilities). In 2014 deferred tax expense decreased by $533,953. Among the main variations in net income under IFRS for 2014 there are a) higher value of deferred tax assets by $671,741 originated in the change for recording capitalized interests and foreign currency exchange b) increase in the carrying amount of property, plant and equipment as a result of a lower rate of depreciation under IFRS and c) other temporary differences that generate a lower value of deferred tax by $4,239. During the first quarter of 2014, there is a decrease in income by $ 69,978, due to: a) lower value of deferred tax assets by ($34,078) caused by a lower carrying amount of property, plant and equipment construction in progress under IFRS compared to previous GAAP, b) Difference in the abandonment cost under previous GAAP that generate higher deferred tax expense by $23,509 and c) other minor adjustments by $10,569.

(e)	Deferred charges generated an increase in net income mainly as a result of elimination of the last equity tax payment by $490,923 which under IFRS is recognized in equity as an opening financial statement adjustment and under previous GAAP was expensed during 2014. Elimination of assets that under IFRS cannot be classified as deferred assets by $33,629 ($30,043 - first quarter of 2014).

(f)	Adjustments in actuarial valuations that relate to long-term employee-benefits (pensions, severance, five-year term, health and education) were performed in accordance with IFRS criteria. The last valuation was made at December 31, 2014.

4.4	Reconciliation of cash flow

At the end of the first quarter of 2014, cash and cash equivalents under previous GAAP amounted $9,511,483 and under IFRS amounted to $9,900,750. The difference between IFRS and previous GAAP of $389,267 is explained by:

a) A $241,358 decrease in cash for the non-consolidation of Equion Energy Limited.

28

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

b) A $153,708 decrease due to the fact that changes of criteria of presentation of resources recorded under previous GAAP as other financial assets.

c) An increase of $476,909 due to at the end of March 2014, the consolidation under previous GAAP was prepared with the Reficar's financial statements available at that date (February 2014). For IFRS, available information corresponded to March 2014.

The transition from Colombian GAAP to IFRS did not materially change the underlying cash flows of the Company.

The main changes in operating activities are justified by the impact explained in section 4.3 and reclassifications of financial interest paid and receipts, which for previous GAAP regulations were recorded under operating cash flows. The change in investment activities is generated by the presentation of interest received under investing activities and the difference in the criteria for capitalization of maintenance of fixed assets; and the change in financing activities is for the presentation of interest paid under financing activities which were presented within operating activities under previous GAAP.

5.	Cash and cash equivalents

The balance of cash and cash equivalents is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Banks and corporations	7,514,895	5,117,770	6,429,567
Short term investments	2,288,523	880,455	616,344
Special funds (1)	1,136,478	1,016,780	1,494,760
Cash	1,107	726	467
	10,941,003	7,015,731	8,541,138

(1)	Includes restricted cash used exclusively for the repayment of the loan acquired by Oleoducto Bicentenario S.A.S. for the amount of $94,432 as of March 31, 2015 ($96,740 as of December 31, 2014 and $111,482 as of January 1, 2014).

Fair value of cash and cash equivalents approximates its carrying amount due to its short-term nature (less than 3 months maturity) and high liquidity.

6.	Trade and other receivables

The balance of trade and other receivables is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Current portion
Customers
Foreign	1,791,028	1,718,507	2,934,134
National	1,344,818	1,203,480	1,118,960
Related parties (see note 29)	145,056	75,561	164,711
Price differential to be received from the Ministry of Mines and Energy (1)	314,872	750,055	1,058,739
Accounts receivable from employees (2)	139,332	135,421	60,177
Industrial service clients	18,361	1,686	13,004
Reimbursements and investments yields	15,955	141	122
Doubtful accounts	9,169	8,667	25,819
Various debtors	634,321	577,253	210,906
Total	4,412,912	4,470,771	5,586,572
Minus – Allowance for doubtful accounts (3)	(9,169)	(8,667)	(25,819)
Total current	4,403,743	4,462,104	5,560,753
Non-current portion
Customers
Foreign	15,848	16,530	2,506
National	9,478	9,788	5,664
Accounts receivable from employees (2)	318,589	305,117	244,207
Doubtful accounts	238,947	235,810	227,372
Price differential to be received from the Ministry of Mines and Energy (1)	77,510	77,510	77,510
Others	47,876	46,231	378,274
Total	708,248	690,986	935,533
Minus – Allowance for doubtful accounts (3)	(238,947)	(235,810)	(227,372)
Total Non-current	469,301	455,176	708,161

29

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

(1)	Account receivable from the Ministry of Finance and Public Credit, arising from the regular motor gasoline and diesel price differentials pursuant to Resolution 180522 issued on March 29, 2010. During the first quarter of 2015, this account has been reduced as a result of the International Parity Price has been lower than the index price. The Ministry makes the payment in consideration of the resolution for the net liquidation position in favor of Ecopetrol for months with pending payments.

(2)	The administration, management and control of loans granted to employees by Ecopetrol were transferred to Cavipetrol, which, in its capacity as administrator, monitors, in its database and financial system, the details per employee of said loans and their respective conditions.

(3)	The following shows the changes in allowance for doubtful accounts:

	March 31	December 31
	2015	2014
Opening balance	244,477	253,191
Additions (new allowances)	44	2,430
Accounts receivable write-off	(225)	(19,628)
Effects of exchange rate changes on allowances and other	3,820	8,484
Closing balance	248,116	244,477

Carrying amounts of trade and other receivables approximates to its fair value.

30

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

7.	Inventories

The balance of Inventories is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Finished products
Crude oil	673,079	611,718	1,019,621
Fuels	866,408	931,440	894,837
Petrochemicals	111,684	140,118	86,101
Purchase products
Fuels	102,817	44,169	65,615
Crude oil	210,529	224,106	296,289
Petrochemicals	36,976	25,515	21,732
Raw materials
Crude oil	160,910	174,290	255,748
Fuels	40,889	58,158	40,011
Agricultural Products	685	681	-
Products in process
Fuels	299,415	376,635	484,745
Petrochemicals	17,138	16,133	11,282
Materials for the production of goods	417,088	440,807	419,107
Materials in transit	47,452	62,083	79,229
Total	2,985,070	3,105,853	3,674,317
Minus – Allowance for inventories (1)	(181,030)	(151,997)	(100,490)
Total	2,804,040	2,953,856	3,573,827

(1) The following shows a breakdown of the changes in the allowance for inventories:

	March 31,	December 31,
	2015	2014
Opening Balance	151,997	100,490
Allowance increase	35,748	74,195
Use of allowance	(6,715)	(22,688)
Closing Balance	181,030	151,997

The Increase in the inventory allowance is mainly due to the adjustment of inventory to its net realizable value due to the current fluctuations in international crude oil prices and derivatives.

8.	Other financial assets

The balance of other financial assets is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Assets measured at fair value through profit and loss (1)
Securities issued by financial entities	1,628,414	610,678	711,417
Securities issued or secured by US government	392,302	257,697	271,525
Securities issued or secured by Colombian government	328,324	271,253	92,969
Securities issued or secured by government sponsored enterprise (GSEs)	265,994	261,896	204,259
Other financial assets	37,068	27,137	62,238
	2,652,102	1,428,661	1,342,408
Assets measured at amortized cost
Other financial assets	567,431	600,738	832,790
Securities issued or secured by Colombian government	98	46,971	142,348
	567,529	647,709	975,138
Total	3,219,631	2,076,370	2,317,546

Current	2,547,765	1,586,314	1,948,172
Non-current	671,866	490,056	369,374

31

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

(1)	Includes restricted resources made up of fixed yield investments entered into based on the court rulings linked to the Derecho Comuneros – Santiago de las Atalayas y Pueblo Viejo de Cusiana proceedings, with regard to the attachment and seizure of royalty payments that Ecopetrol was to have paid pursuant to Royalty Contracts Nos. 15, 15A, 16 and 16A, declared null by statute in the State Council ruling of September 13, 1999. At March 31, 2015 this resources amount to $594,011 (2014 - $548,412 and January 1, 2014 -$371,386).

The classification of the other financial assets at fair value at March 31, 2015, December 31, 2014 and January 1, 2014 is comprised as follows:

	Level 1	Level 2	Level 3	Total
Assets measured at fair value through profit and loss
Securities issued by financial entities	-	70,014	1,558,400	1,628,414
Securities issued or secured by US government	-	328,324		328,324
Securities issued or secured by Colombian government	327,717	64,586		392,303
Securities issued or secured by government sponsored enterprise (GSEs)	-	265,993		265,993
Other financial assets	-	37,068		37,068
	327,717	765,985	1,558,400	2,652,102

	Level 1	Level 2	Level 3	Total
Assets measured at fair value through profit and loss
Securities issued by financial entities	-	210,296	400,381	610,677
Securities issued or secured by US government	-	271,252		271,252
Securities issued or secured by Colombian government	257,697	-		257,697
Securities issued or secured by government sponsored enterprise (GSEs)	-	261,896		261,896
Other financial assets	-	27,138		27,138
	257,697	770,582	400,381	1,428,660

	Level 1	Level 2	Level 3	Total
Assets measured at fair value through profit and loss
Securities issued by financial entities	-	641,657	69,761	711,418
Securities issued or secured by US government	-	92,969		92,969
Securities issued or secured by Colombian government	135,662	135,863		271,525
Securities issued or secured by government sponsored enterprise (GSEs)	8,251	196,007		204,258
Other financial assets	5,730	56,508		62,238
	149,643	1,123,004	69,761	1,342,408

Ecopetrol´s portfolio securities are valued, in their majority, at market prices. As well, the portfolio is made up by some investments in instruments called CDTs (Certificates of Deposit) in pesos that use the margin methodology for the calculation of the market value.

For the US dollar denominated investments, five information suppliers are taken as reference: JP Morgan, Bloomberg, Merrill Lynch, Reuters and Infovalmer. For the investments denominated in pesos, the supplier of prices and margins is Infovalmer, an entity authorized by the Financial Superintendency of Colombia that provides the information for valuation of investments locally.

32

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

9.	Tax assets and liabilities and current and deferred income tax

The balance of current tax assets and liabilities is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Current tax assets
Taxes credits to be claimed to the government	1,371,024	1,474,388	1,324,436
Income tax and income tax for equality (CREE)	342,136	324,758	132,646
Other receivables taxes	145,266	219,340	88,243
Total	1,858,426	2,018,486	1,545,325

Current tax liabilities
Income tax and complementary taxes	964,343	537,745	446,178
Income taxes for equality -CREE	478,121	674,977	1,452,575
Income taxes for equality -CREE surcharge	17,424	-	-
Industry and commerce tax and other minor taxes	358,526	412,427	247,138
National tax on gasoline and surtax on gasoline	290,082	269,612	267,459
Wealth tax	491,183	-	552,927
Total	2,599,679	1,894,761	2,966,277

Income tax and complementary taxes

The Tax regulations applicable to Ecopetrol S.A.’s establish the following:

(a)	Starting January 1, 2013, taxable revenues in Colombia are taxed at the rate of 25% for income tax and complementary taxes, except for taxpayers with an express provision for special rates. The basis for determining the income tax may not be lower than 3% of the taxpayer’s net equity on the last day of the immediately preceding taxable period (presumptive income), except for those taxpayers that have different regulations established by law.

(b)	Beginning with the 2007 fiscal period, the inflation adjustments system was eliminated for tax purposes, and the tax on capital gains was reestablished for legal persons on the total taxable capital gains obtained by taxpayers during the year, which will be taxed in accordance with the rates that are in effect at the closing of each period.

(c)	Starting January 1, 2013, Law 1607 of December 2012 created the income tax for equality (CREE) as a contribution from taxpaying companies and legal and naturalized persons filing income and complementary taxes to benefit workers, job creation and social investment. Taxpayers of income and complementary taxes are: Corporations, Legal persons and similar foreign corporations and entities with national source income. Taxpayers should not file the CREE return, if they are Individuals, Nonprofit entities, Companies declared as part of the free trade zone as of December 31, 2012 or that had filed an application as of December 31, 2012, Free trade zone users subject to the special income and complementary tax rate established in article 240-1 TC.

33

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Tax reform

On December 23rd, 2014, Law 1739 provided for tax reform including the following provisions:

-	Set a surtax on the income tax for equality (CREE) for those tax payers established in the article 20 of Law 1607 of 2012. The surtax will increase the rate of income tax for equality (CREE) by 5% in 2015, 6% in 2016, 8% in 2017 and 9% on 2018.

-	Established a wealth tax, which defines as its taxable event the possession of wealth as of January 1, 2015, 2016 and 2017, to be paid by income tax payers. Wealth tax is generated by the possession of wealth as of January 1, 2015, that is higher than or equal to $1.000 million pesos. In this law, the concept of wealth is equal to gross equity minus debt at said date. At March 31, 2015, Ecopetrol recognized the wealth tax of 2015, considering the best estimate of its equity. The Company will adjust the amounts estimated when the tax settlement is made in May 2015.

Income tax expenses

The following shows a breakdown of the income tax and complementary taxes, income tax for equality – CREE and income tax for equality – CREE surcharge recognized in profit and loss for the first quarter of 2015 and 2014:

	2015	2014
Current taxes
Income tax	530,202	1,531,494
Income tax for equality – CREE	154,884	542,184
Income tax for equality – CREE surcharge	71,466	-
	756,552	2,073,678
Deferred taxes
Deferred income tax	(245,370)	(67,906)
Deferred income tax for equality – CREE	(76,777)	88,457
Deferred income tax for equality – CREE surcharge	37,971	-
	(284,176)	20,551
Income tax expense	472,376	2,094,229

Income tax expense is recognised based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the first quarter of 2015 is 57.03% (the estimated annual tax rate for the first quarter of 2014 was 33%). This increase is mainly due to adjustments related with foreign exchange currencies on investments due to a higher devaluation in 2015 as compared to the same period in 2014, an increase on leases related with the new wealth tax and the CREE surtax for 2015.

34

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Deferred income tax

The balance of deferred taxes at March 31, 2015, December 31, 2015 and January 1, 2014 is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Asset – Deferred income tax and complementary taxes	2,366,709	2,376,651	2,795,133
Asset – Deferred income tax for equality – CREE	603,911	632,434	822,951
Asset – Deferred income tax for equality – CREE surcharge	87,439	81,928	-
	3,058,059	3,091,013	3,618,084

Liability – Deferred income tax and complementary taxes	(2,682,414)	(2,908,435)	(3,007,027)
Liability – Deferred income tax for equality – CREE	(943,532)	(1,033,122)	(1,029,461)
Liability – Deferred income tax for equality – CREE surcharge	(162,003)	(98,586)	-
	(3,787,949)	(4,040,143)	(4,036,488)
Total deferred income tax	(729,890)	(949,130)	(418,404)

The following shows a breakdown of the changes in deferred assets and liabilities:

	March 31,	December 31,	January 1,
Deferred tax asset in relation to:	2015	2014	2014
Accounts payable	167,731	203,347	547,888
Inventories	1,026	57,970	726
Trade and other receivables	1,149	18,371	41,480
Property, plant and equipment	450,785	378,318	290,328
Other assets	65,915	63,807	537,200
Financial obligations	143,130	105,206	47,457
Provisions of employee benefits	228,991	258,973	469,633
Estimated liabilities and provisions	1,712,673	1,721,087	1,390,170
Other liabilities	28,714	29,986	44,905
Income received in advance	902	838	563
Tax losses	215,589	215,589	202,240
Intangibles	-	-	87
Tax liabilities	1,879	744	80
Excess of presumptive income tax	38,297	34,652	38,170
Others	1,278	2,125	7,157
Total	3,058,059	3,091,013	3,618,084

	March 31,	December 31,	January 1,
Deferred tax liabilities in relation to:	2015	2014	2014
Trade and other payables	22,144	21,053	39,258
Financial obligations	106,802	139,585	146,590
Trade and other receivables	50,958	5,928	5,943
Natural and environmental resources (1)	1,493,855	1,358,247	1,939,618
Investments	36,050	27,626	23,610
Goodwill (2)	518,411	514,878	322,124
Inventories	3,266	11,322	323,525
Property, plant and equipment (1)	1,294,275	1,790,018	1,131,025
Other assets	36,158	37,257	58,271
Other	226,030	134,229	46,524
	3,787,949	4,040,143	4,036,488

35

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

(1) For tax purposes, natural resources and PP&E have a specific useful life. According to IFRS the useful life is determined by a technical analysis. This difference will result in a difference in the depreciable basis for accounting and tax purposes.

(2) According to Colombian tax law, intangibles and goodwill are able to be amortized, for IFRS purposes, goodwill cannot be amortized, this difference results in a deferred tax liability.

Variations of deferred tax balances at March 31, 2014 and 2015 were recognized through profit or loss with the exception of the following that were recognized as set out below:

Concept	2015	2014	Recognized through:
Deferred (liability) asset – financial assets	(75,595)	14,973	Other comprehensive income
Deferred asset – Remeasurement of defined benefit obligation	54,842	32,015	Other comprehensive income

Accumulated taxable losses will be deductible in future years, depending on the country regulations. As of December 31, 2014, companies of the Group had accumulated taxable losses and excess of presumptive income as follows:

Expiration date	Tax losses December 2014	Deferred taxes December 2014	Excess of presumptive income December 2014	Deferred taxes December 2014
2014	203	30	77,982	11,697
2015	-	—	59,092	8,864
2016	-	-	36,460	5,469
2017	-	-	33,953	5,292
2018	-	-	16,169	2,550
2019	-	-	1,019	252
2020	-	-	2,143	528
Without expiration date	1,389,528	215,558	-	-
Total	1,389,731	215,588	226,818	34,652

Most of the tax losses carry forward (without expiration date) related to a subsidiary's operation (Reficar). According to tax legislation, Reficar's operational activity is taxable under a special tax rate of 16%.

Transfer pricing

Income taxpayers who had entered into transactions with related parties abroad, and/or with residents of countries considered to be tax havens, are under the obligation of determining, for income tax purposes, their ordinary and extraordinary income, costs and deductions, and assets and liabilities, taking into account the denominated market prices and profit margins for these transactions (Arm’s length principles). Based on the opinion of the Company’s advisor, no significant changes are expected for taxable year 2014 related to the compliance with the principle of full jurisdiction set out in Article 260-2 of the Colombian Tax Code, and there are no foreseen adjustments to the determination of income tax expenses for the said year.

36

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

To date, the Company, with its Transfer Pricing external consultants, is in process of preparing the informative Transfer Pricing statement of year 2014 and its corresponding corroboratory documentation; however, based on preliminary results, no adjustments to the income tax provision derived from the 2014 price analysis, affecting the results of the period, are required.

10.	Non-current assets held for sale

The balance of Non-current assets held for sale is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Equity instruments (1)
Empresa de Energía de Bogotá (1)	1,025,534	1,072,867	968,735
Interconexión Eléctrica S.A	437,816	508,527	536,222
Other minor assets	1,438	1,434	1,438
Total	1,464,788	1,582,828	1,506,395

(1)	In April 13, 2015 as part of Law 226 of 1995, the National Government issued approval to start the divestiture process of the Shares that Ecopetrol S.A. owns in Interconexión Eléctrica S.A. E.S.P., taking in the recommendation of Ecopetrol’s Board of Directors. Ecopetrol S.A.’s stock ownership in Interconexión Eléctrica S.A. ESP amounts to a total of 58,925,480 shares (equivalent to a 5.32% of the total outstanding shares).

We have obtained all governmental authorizations in order to start the divestiture process (Decree 2305 of November 13, 2014) of the shares that Ecopetrol S.A. owns in Empresa de Energía de Bogotá S.A. ESP. Stock ownership is for a total of 631,098,00 stocks (equivalent to a total of 6.87% of the total outstanding shares).

Resources obtained from the sale will be used to fund the Company’s investment plan.

These equity instruments are measured at fair value through other comprehensive income. Its hierarchy level is 1, using as reference quoted prices of shares on the Bolsa de Valores de Colombia.

37

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

11.	Other assets

The balance of other assets is comprised as follows:

	March 31,	December 31,	January 1
	2015	2014	2014
Current
Partners in joint operations (See note 30)	732,015	763,444	158,826
Advanced payments to contractors and suppliers	446,226	328,677	332,001
Prepaid expenses	172,754	259,575	181,260
Related parties (see note 30)	52,141	9,338	15,558
Other advances and agreements	58,875	31,493	20,057
Total current	1,462,011	1,392,527	707,702
Non-current
Trust funds (1)	489,818	483,480	460,545
Prepaid expenses	230,905	226,402	401,235
Facility abandonment funds	23,779	22,756	19,403
Advances and deposits	17,596	16,626	11,660
Other assets	335,428	344,813	294,727
Total non-current	1,097,526	1,094,077	1,187,570
Total	2,559,537	2,486,604	1,895,272

1)	Includes mainly pension funds administered by the Fiduciaria Bancolombia Trust, received upon termination of the Asociación Cravo Norte contract with Occidental de Colombia and deposits to the Oil Savings and Stabilization Fund (from the Spanish Fondo de Ahorro y Estabilización Petrolera - FAEP) in Ecopetrol’s favor to address the remainder of the National Royalties Fund. Its sole purpose is the payment of debts and financing development programs and projects in hydrocarbon producing and non-producing municipalities and departments.

12.         Investments in associates and joint ventures

  The balance of Investments in associates and joint ventures is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Investments in joint ventures
Equion Energía Limited	1,455,365	1,392,896	1,634,603
Investments in associates
Offshore International Group	1,030,809	1,017,435	879,621
Invercolsa S.A.	36,442	58,672	109,664
Ecodiesel Colombia S.A.	25,648	29,892	25,342
Serviport S.A.	8,445	8,445	8,445
Sociedad Portuaria Olefinas	649	649	649
	2,557,358	2,507,989	2.658.324
Minus – impairment of investments
Offshore International Group	114,735	114,735	-
Serviport S.A.	1,126	1,126	1,126
	115,861	115,861	1.126
Total	2,441,497	2,392,128	2,657,198

38

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

The details of the investments in associates and jointly controlled entities´s ownership, economic activity, domicile, country of operations and financial information is shown in Exhibit I.

The following shows a breakdown of the changes in the investments in associates:

	March 31	December 31
	2015	2014
Opening balance	2,392,128	2,657,198
Effects of equity method through profit or loss	744	167.999
Effects of equity method through equity	86,063	348.696
Dividends declared	(37,438)	(667.030)
Impairment	-	(114.735)
Closing balance	2,441,497	2,392,128

Restrictions over investments in associates

As of May 15, 2015, regarding the legal proceedings of Invercolsa S.A.: The cessation extraordinary appeal put forth by AFIB S.A. and Fernando Londoño Hoyos against the order of the Superior Court of the Judicial District of Bogota – Civil Chamber, on January 11, 2011 and confirming the first order issued by the 28th Civil Circuit Court on February 8, 2007 have been submitted to the civil chamber of the Supreme Court of Justice.

It is made clear that the judgment by the Superior Court of Bogotá at January 11, 2011: i) Declared the absolute nullity of the purchase of the 145 million shares of Invercolsa by Fernando Londoño Hoyos. ii) Declared that Ecopetrol and others were the owners and holders of the 145 million shares. iii) Ordered the recording in the shareholders’ book the cancellation of such purchase, including the pledge in favor of Pacífico Colombia y Panamá banks, as well as the payment in kind of the shares of Arrendadora Financiera Internacional Bolivariana S.A. iv) Ordered Fernando Londoño Hoyos and AFIB to return to Ecopetrol the dividends received from Invercolsa, along with the new shares received as profit and/or reappraisal. v) Declared that Fernando Londoño Hoyos had not acquired or was the holder in good faith of the 145 million shares of Invercolsa; therefore, he does not have any right of recourse against the plaintiffs for the amount he had paid for those shares. v) Ordered Invercolsa to adjust its operation and the Shareholders’ Meeting to the declarations made in the sentence. vii) Acquitted the defendants INVERCOLSA, Corredor and Alban. viii) Ordered Fernando Londoño to pay the court costs and Ecopetrol in respect of the acquitted defendants.

The balance of assets, liabilities and results of material associates and joint ventures is comprised as follows:

	Equion Energía Limited	March 31, 2015 Offshore International Group *	Equion Energía Limited	December 31, 2014 Offshore International Group	Equion Energía Limited	January 1, 2014 Offshore International Group
Statement of financial position
Current assets	1,184,109	319,711	1,052,893	350,969	1,900,976	386,259
Non-current assets	2,006,682	1,928,948	1,984,484	1,893,465	1,512,282	1,663,223
Total assets	3,190,791	2,248,659	3,037,377	2,244,434	3,413,259	2,049,482

Current liabilities	802,091	484,482	815,463	511,918	793,321	562,447
Non-current liabilities	252,939	385,456	217,461	380,543	151,488	410,689
Total liabilities	1,055,030	869,938	1,032,924	892,461	944,809	973,136
Equity	2,135,761	1,378,721	2,004,453	1,351,973	2,468,450	1,076,346

Other complementary information
Cash and cash equivalents	534,337	46,869	470,710	63,858	155,479	47,112
Financial obligations, short-term	682,575	329,603	690,741	334,944	737,610	307,329
Financial obligations, long-term	548	34,878	447	35,046	3,817	115,999

39

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

Statement of profit or loss	Equion Energía Limited	Three month period ended March 31, 2015 Offshore International Group	Equion Energía Limited	Three month period ended March 312014 Offshore International Group
Revenue	241,853	64,987	333,653	118,629
Costs	(187,525)	(75,770)	(130,633)	(64,511)
Administration and other expenses	(36,643)	(23,022)	(13,440)	(15,188)
Financial income (expenses)	19,121	(838)	38,470	(992)
Income tax	(16,324)	2,308	(73,974)	(16,785)
Net income for the period	20,482	(32,335)	154,075	21,153

The following shows a reconciliation of equity among the most significant participations and the book value of investments:

	March 31, 2015		December 31, 2014		January 1, 2014
	Equion Energía Limited	Offshore International Group *	Equion Energía Limited	Offshore International Group	Equion Energía Limited	Offshore International Group
Equity of the associate	2,135,761	1,378,721	2,004,453	1,351,973	2,468,450	1,076,346
Adjustment unrealized loss	(18,758)		(9,938)
Adjusted equity	2,117,003	1,378,721	1,994,515	1,351,973	2,468,450	1,076,346
% of Ecopetrol’s ownership	51%	50%	51%	50%	51%	50%
Ecopetrol’s ownership	1,079,672	689,361	1,017,203	675,987	1,258,910	538,173
Goodwill	375,693	341,448	375,693	341,448	375,693	341,448
Carrying amount of the investment	1,455,365	1,030,809	1,392,896	1,017,435	1,634,603	879,621

* Information for Offshore International Group at February, 2015

40

13.         Property, plant and equipment

The following shows a breakdown of the changes in property, plant and equipment and its depreciation and impairment for the first quarter of 2015 and year ended December 31, 2014

	Property Plant and equipment	Pipelines, networks and lines	Work in progress (1)	Buildings	Lands (2)	Other	Total

Cost
Balance at December 31, 2014	15,964,763	19,385,762	23,993,566	5,185,398	4,211,299	3,208,517	71,949,305
Additions	225,372	319,450	1,374,583	131,532	20,224	17,985	2,089,146
Interest capitalized	-	-	198,714	-	-	-	198,714
Effect of exchange rate differences	-	-	32,257	-	-	-	32,257
Disposals	(6,663)	(7,663)	-	(82)	-	(6,196)	(20,604)
Foreign currency translation	147,549	272,555	374,645	26,658	83,354	19,527	924,288
Reclassifications	235,191	(66)	633,851	62	-	28,538	897,576
Balance at March 31, 2015	16,566,212	19,970,038	26,607,616	5,343,568	4,314,877	3,268,371	76,070,682

Accumulated depreciation and Impairment
Balance at December 31, 2014	(7,268,758)	(5,597,583)	-	(1,127,434)	-	(416,892)	(14,410,667)
Depreciation expense	(251,031)	(301,406)	-	(82,861)	-	(37,756)	(673,054)
Impairment losses recognized in profit or loss	(233)	(12)	-	(1)	-	(5,713)	(5,959)
Eliminated on disposals of assets	5,124	7,397	-	21	-	3,509	16,051
Foreign currency translation	(103,692)	(125,476)	-	(8,429)	-	(5,443)	(243,040)
Reclassifications	(131)	13	-	(11)	-	12	(117)
Balance at March 31, 2015	(7,618,721)	(6,017,067)	-	(1,218,715)	-	(462,283)	(15,316,786)
Net Balance at March 31, 2015	8,947,491	13,952,971	26,607,616	4,124,853	4,314,877	2,806,088	60,753,896

41

Ecopetrol S.A.

Notes to Consolidated Financial Statements

All amounts in millions of pesos unless otherwise stated

	Property Plant and equipment	Pipelines, networks and lines	Work in progress (1)	Buildings	Lands (2)	Other	Total

Cost
Balance at January 1, 2014	14,326,459	15,951,313	17,827,867	3,862,087	4,037,110	2,941,639	58,946,475
Additions	1,305,892	2,776,702	4,068,869	929,553	117,151	593,038	9,791,205
Interest capitalized	-	-	198,924	-	-	-	198,924
Effect of exchange rate differences	-	-	36,357	-	-	-	36,357
Disposals	(217,125)	(29,725)	(15,202)	(18,425)	(6,948)	(265,746)	(553,171)
Foreign currency translation	578,526	220,846	652,576	83,106	214,884	54,685	1,804,623
Reclassifications	(28,989)	466,626	1,224,175	329,077	(150,898)	(115,099)	1,724,892
Balance at December 31, 2014	15,964,763	19,385,762	23,993,566	5,185,398	4,211,299	3,208,517	71,949,305

Accumulated depreciation and Impairment
Balance at January 1, 2014	(6,216,426)	(4,217,533)	-	(840,590)	-	(326,869)	(11,601,418)
Depreciation expense	(905,443)	(1,088,778)	-	(313,547)	-	(158,352)	(2,466,120)
Impairment losses recognized in profit or loss	(44,206)	(42,793)	-	34,849	-	(21,278)	(73,428)
Eliminated on disposals of assets	157,615	18,665	-	2,755	-	73,613	252,648
Foreign currency translation	(263,802)	(322,247)	-	(21,972)	-	(13,299)	(621,320)
Reclassifications	3,504	55,103	-	11,071	-	29,293	98,971
Balance at December 31, 2014	(7,268,758)	(5,597,583)	-	(1,127,434)	-	(416,892)	(14,410,667)
Net Balance at December 31, 2014	8,696,005	13,788,179	-	4,057,964	-	2,791,625	57,538,638

42

Ecopetrol S.A.

Notes to consolidated financial statements

All amounts in millions of pesos unless otherwise stated

(1)	Mainly includes investments made for the modernization of the Cartagena Refinery in the amount of $18,653,730 (2014 - $16,598,809 and January 1, 2014 - $11,408,900).

(2)	The balance of land includes $930,045 (December 31, 2014 and January 1, 2014 -$939,045) for investment properties corresponding to land and lots kept for leasing. For the initial measurement of these assets, their fair value was used as deemed cost and its subsequent measurement is made by the cost method. Income generated relating to leases during the first quarter of 2015 amounted to $409 (first quarter of 2014 -$383).

During the evaluated period there were no changes caused by additions, disposals and/or impairment of these lands.

14.         Natural and environmental resources

The following shows a breakdown of the changes in Natural and environmental resources and its depletion and impairment for the first quarter of 2015 and year ended December 31, 2014:

	Oil investments	Abandonment costs	Exploration and Evaluation	Total
Cost
Balance at December 31, 2014	37,459,879	1,965,202	6,114,020	45,539,101
Additions (1)	657,192	-	275,779	932,971
Capitalization of projects	-	-	(13,393)	(13,393)
Dry wells	-	-	(42,447)	(42,447)
Interest capitalized	-	-	31,208	31 ,208
Effect of exchange rate differences capitalized	-	-	46,804	46,804
Foreign currency translation	339,898	12,379	71,017	423,294
Reclassifications	(284,517)		(10,678)	(295,195)
Balance at March 31, 2015	38,172,452	1,977,581	6,472,310	46,622,343

Accumulated depletion and Impairment
Balance at December 31, 2014	(19,517,736)	(805,444)	-	(20,323,180)
Depletion expense	(796,457)	(71,078)	-	(867,535)
Foreign currency translation	(130,846)	(4,677)	-	(135,523)
Reclassifications	322,474	(26,344)	-	296,130
Balance at March 31, 2015	(20,122,565)	(907,543)	-	(21,030,108)
Net Balance at March 31, 2015	18,049,887	1,070,038	6,472,310	25,592,235

(1)	During 2015 first quarter, additions are represented mainly to the drilling plan in the following fields: Rubiales, Quifa, Castilla y La Cira Infantas, and the extension of the Acacías and Castilla 3 station.

43

Ecopetrol S.A.

Notes to Consolidated Financial Statements

	Oil investments	Abandonment costs	Exploration and Evaluation	Total
Cost
Balance at January 1, 2014	31,277,931	1,227,664	5,575,489	38,081,084
Additions (1)	4,741,394	63,508	1,973,174	6,778,076
Additions in abandonment costs		645,679		645,679
Capitalization of projects	-	-	(120,505)	(120,505)
Dry wells (2)	-	-	(1,563,384)	(1,563,384)
Interests capitalized			92,633	92,633
Effect of exchange rate differences capitalized			16,931	16,931
Disposals	(11)	-	-	(11)
Foreign currency translation	878,789	28,351	165,594	1,072,734
Reclassifications	561,776	-	(25,912)	535,864
Balance at December 31, 2014	37,459,879	1,965,202	6,114,020	45,539,101

Accumulated depletion and Impairment
Balance at January 1, 2014	(15,471,266)	(648,052)	-	(16,119,318)
Depletion expense	(2,972,799)	(135,082)	-	(3,107,881)
Impairment losses (3)	(478,180)	-	-	(478,180)
Eliminated on disposals of assets	11	-	-	11
Foreign currency translation	(323,148)	(14,506)		(337,654)
Reclassifications	(272,354)	(7,804)	-	(280,158)
Balance at December 31, 2014	(19,517,736)	(805,444)	-	(20,323,180)
Net Balance at December 31, 2014	17,942,143	1,159,758	6,114,020	25,215,921

(1)	Additions are represented mainly in the following fields: Castilla, Casabe, Chichimene, Rubiales, Pauto, Caño Sur Este, Quifa, Cusiana, Nare y Akacías CPO-9.

(2)	Includes mainly dry wells in Ecopetrol S.A. of $527,670, Ecopetrol America Inc. by $462.060, Ecopetrol Brazil by $116,608, Ecopetrol Germany by $285,548 and Hocol S.A. by $171,467.

(3)	During 2014 an impairment was recognized for $474,552 related to oil and gas activities, resulting from the evaluation based on the estimated fair value of future cash flows of principal oil investments.

The depletion method used is the units-of-production method.

15.         Intangibles

The following shows a breakdown of the changes in Intangibles and its amortization for the first quarter of 2015 and year ended December 31, 2014:

	Licenses and software	Other intangibles	Total
Cost
Balance at December 31, 2014	445,813	147,189	593,002
Additions	5,495	1,475	6,970
Disposals	(539)	-	(539)
Effect of exchange rate differences	2,213		2,213
Reclassifications	14,315		14,315
Balance at March 31, 2015	467,297	148,664	615,961
Accumulated amortization
Balance at December 31, 2014	(322,462)	(45,213)	(367,675)
Depletion expense	(28.653)	(2,449)	(31,102)
Disposals	-		-
Effect of exchange rate differences	(1,260)		(1,260)
Balance at March 31, 2015	(352,375)	(47,662)	(400,037)
Net Balance at March 31, 2015	114,922	101,002	215,924
Useful lives	<5 years	<5 years

44

Ecopetrol S.A.

Notes to Consolidated Financial Statements

	Licenses and software	Other	Total
Cost
Balance at January 1, 2014	411,859	137,002	548,861
Additions	26,406	12,221	38,627
Disposals	(539)	-	(539)
Effect of exchange rate differences	5,204	-	5,204
Reclassifications	2,883	(2,034)	849
Balance at December 31, 2014	445,813	147,189	593,002
Accumulated amortization
Balance at January 1, 2014	(262,583)	(35,821)	(298,404)
Depletion expense	(58,884)	(9,392)	(68,276)
Disposals	539	-	539
Reclassifications	1,156	-	1,156
Foreign currency translation	(2,690)	-	(2,690)
Balance at December 31, 2014	(322,462)	(45,213)	(367,675)
Net Balance at December 31, 2014	123,351	101,976	225,327
Useful life	<5 years	<5 years

16.         Goodwill

The balance of Goodwill through business combinations is comprised as follows:

	March 31	December 31	January 1st
	2015	2014	2014

Transport
CENIT Transporte y Logística de Hidrocarburos S.A.S.(1)	683,496	683,496	683,496
Exploration and production
Hocol Petroleum Limited	537,598	537,598	537,598
Refining and petrochemicals
Andean Chemical Limited	127,812	127,812	127,812
Propilco S,A,	108,137	108,137	108,137
	1,457,043	1,457,043	1,457,043
Minus – Impairment losses
Hocol Petroleum Limited (2)	(49,830)	(49,830)	(49,830)

Total	1,407,213	1,407,213	1,407,213

(1)	CENIT’s Goodwill arose from the acquisition of Ocensa in 2009.

(2)	As of December 31, 2014 and January 1, 2014, the Business Group evaluated the recoverability of the carrying amount of goodwill by comparing it to the fair value of the CGU. The process implied projections of future cash flows after taxes, market variables and discount rates after taxes and risks associated with the segment of the evaluated company.

45

Ecopetrol S.A.

Notes to Consolidated Financial Statements

Ecopetrol S.A. recognized an impairment loss as of January 1, 2014 of $49,830, related to the CGU of Hocol Premium Limited.

17.         Loans and borrowings

17.1	Composition of loans and borrowings

	Weighted average effective interest rate at March 31, 2015	March 31 2015	December 31 2014	January 1st 2014
Local-currency
Bonds	8.97%	1,931,255	1,931,140	1,927,467
Syndicated loans	7.94%	4,437,248	4,446,529	4,597,181
Other	8.24%	778,202	726,414	454,954
Total local-currency		7,146,705	7,104,083	6,979,602

Foreign-currency
Bonds	6.12%	19,840,731	18,527,409	7,821,818
Commercial loan – Modernization plan at the Cartagena Refinery	2.00%	8,146,325	7,480,719	5,831,549
Other commercial loans (1)	4.07%	6,076,557	1,125,480	835,935
Other (2)	1.22%	1,515,599	709,650	772,509
Total foreign-currency		35,579,212	27,843,258	15,261,811
Total financial obligations		42,725,917	34,947,341	22,241,413
Minus – short-term		4,611,531	3,456,441	3,121,335
Total long-term		38,114,386	31,490,900	19,120,078

(1)	In February 2015, Ecopetrol S.A. entered into a commercial loan of US$1,925 million. The following international banks participated in the facility: JP Morgan Chase Bank, N.A; BNP Paribas; Mizuho Bank Ltd; Bank of America, N.A.; HSBC Bank USA, National Association; Banco Bilbao Vizcaya Argentaria S.A., Grand Cayman Branch; Banco Santander S.A.; Citibank, N.A. The loan has a February 2020 maturity date and beans interest at a rate per annum of Libor + 140 basis points.

In May and September 2014, Ecopetrol S.A. issued bonds for an amount of US$2,000 and US$1,200 million, respectively. The first issuance has a May 2045 maturity date and a 5.875% coupon rate. The second issuance has a January 2015 maturity date and a 4.125% coupon rate.

In May, 2014, Oleoducto Central S.A. issued international bonds (RegS/144A) for the amount of US$500 million with a 4% coupon rate, maturing in May 2021.

(2)	Includes remittances financed in U.S. dollars with the national bank for the payment of imports that amounted to US$459 million (2014-US$196), with a financing rate of Libor and a spread between 0.5 and 0.8%.

46

Ecopetrol S.A.

Notes to Consolidated Financial Statements

The following table details the main characteristics of the Group’s most significant loans:

Type	Company	Disbursement date	Original amount (millions)		Maturity	Interest rate	Principal payment

		Dec/2010	COP $	97,100	Dec/2015	Floating	Bullet *
		Dec/2010	COP $	138,700	Dec/2017	Floating	Bullet
		Dec/2010	COP $	479,900	Dec/2020	Floating	Bullet
Bonds in local-currency	Ecopetrol S.A.	Dec/2010	COP $	284,300	Dec/2040	Floating	Bullet
		Aug/2013	COP $	120,950	Aug./2018	Floating	Bullet
		Aug/2013	COP $	168,600	Aug./2023	Floating	Bullet
		Aug/2013	COP $	347,500	Aug./2028	Floating	Bullet
		Aug/2013	COP $	262,950	Aug./2043	Floating	Bullet
	Ecopetrol S.A.	May/2013	COP $	1,839,000	May/2025	Floating	Semi-annually
Syndicated loan in local-currency	ODL Finance S.A.	Aug/2013	COP $	647,029	Aug./2020	Floating	Quarterly
	Oleoducto Bicentenario	July/2012	COP $	2,100,000	July/2024	Floating	Quarterly
		July/2009	USD $	1,500	July/2019	Fixed	Bullet
		Sep/2013	USD $	350	Sep/2018	Fixed	Bullet
Bonds in foreign-currency	Ecopetrol S.A.	Sep/2013	USD $	1,300	Sep/2023	Fixed	Bullet
		Sep/2013	USD $	850	Sep/2043	Fixed	Bullet
		May/2014	USD $	2,000	May/2045	Fixed	Bullet
		Sep/2014	USD $	1,200	May/2025	Fixed	Bullet
	Oleoducto Central S.A.	May/2014	USD $	500	May/2021	Fixed	Bullet
		Dec/2011	USD $	2,747	Dec/2027	Fixed	Semi-annually
International commercial loans	Refinería de Cartagena S.A.	Dec/2011	USD $	310	Dec/2027	Floating	Semi-annually
		Dec/2011	USD $	440	Dec/2025	Floating	Semi-annually
	Ecopetrol S.A.	Feb/2015	USD $	1,925	Feb/2020	Floating	Bullet
		Mar/2013	USD $	245	July/2023	Floating	Semi-annually
		Mar/2013	USD $	151	July/2019	Floating	Semi-annually

* Bullet - Face value is paid in full on the maturity date.

17.2	Maturity of financial obligations

The following is the maturity of financial obligations as of March 31, 2015:

	Up to 1 year	1 – 5 years	5-10 years	> 10 years	Total
Local-currency
Bonds	250,618	669,066	647,160	364,411	1,931,255
Syndicated credit	498,110	2,337,586	1,550,497	51,055	4,437,248
Other	177,801	235,067	131,137	234,197	778,202
Total local-currency	926,529	3,241,719	2,328,794	649,663	7,146,705

Foreign-currency
Bonds	1,081,391	7,368,932	7,444,683	3,945,725	19,840,731
Syndicated credit	695,671	3,822,003	3,628,651	-	8,146,325
Commercial loans	561,282	5,329,483	185,792	-	6,076,557
Other	1,346,658	108,966	14	59,961	1,515,599
Total foreign-currency	3,685,002	16,629,384	11,259,140	4,005,686	35,579,212
Total Financial obligations	4,611,531	19,871,103	13,587,934	4,655,349	42,725,917

47

Ecopetrol S.A.

Notes to Consolidated Financial Statements

17.3	Guarantees

Financing obtained by Ecopetrol S.A. through capital markets, which correspond to issuance of local and foreign bonds, syndicated credit and others financial obligations are not guaranteed.

Reficar entered into an international commercial loan for $ 3,497 million to finance the expansion project of the refinery in Cartagena in 2011. This operation imposes restrictions on the Reficar´s debt ratio, except for certain conditions expressly set out in contracts about working capital needs. Regarding financial covenats, Reficar is required to maintain a coverage ratio of minimum debt service of 1.50: 1 at certain times of the loan’s life.

Under the same transaction, Reficar entered into a commercial trust and Security and Depositary Agreement to receive the resources of the new refinery to meet specific purposes such as operating expenses, interest and others.

For the case of the financing obtained by Oleoducto Bicentenario SAS for the construction of the project and start up of the pipeline, the creation of a main fund was established to manage the funds for the payment of the syndicated loan. (See Note 5).

17.4	Fair value of loans

The following shows the loan’s fair value:

	March 31, 2015	December 31, 2014	January 1, 2014
Fair value of the loans:	43,598,868	33,564,765	21,755,619

Business Group’s financial obligations are recognised at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate.

For the measurement at fair value, bonds and securities in local currency were valued using Infovalmer reference prices for the local market, while for the bonds in US dollars the source taken was Bloomberg. Regarding the remaining financial obligations for which there is no market benchmark a present value discounting technique was used. These rates incorporate market risk through certain benchmarks (Libor, DTF) and the credit risk (spread) of the Company.

48

Ecopetrol S.A.

Notes to Consolidated Financial Statements

18.         Trade and other payables

The balance of trade and other payables is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Current
Dividends payable	5,472,224	3,704	1,313,596
Suppliers	4,885,072	6,187,110	5,767,754
Partner advances (See note 30)	1,236,746	1,113,908	849,933
Deposits received from third parties	302.633	312,787	613,812
Related parties (see note 29)	92.909	107,820	127,093
Income and VAT tax withholdings	48,462	58,214	50,568
Various creditors	882,587	1,022,478	1,258,565
Total current	12,920,633	8,806,021	9,981,321
Non-current
Suppliers	26,862	30,432	33,457
Various creditors	113,811	95,999	455,781
Total non-current	140,673	126,431	489,238

Carrying amount of trade and other payables approximates its fair value due to their short term mature.

19.         Labor and pension plan obligations

The balance of labor and pension plan obligations is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Post-employment benefits
Health	4,841,071	4,787,784	5,127,275
Education	550,565	584,053	512,800
Pension	102,925	104,324	730,865
Pension bonds	(347,702)	(252,994)	13,183
Other	45,280	48,126	34,537
	5,192,139	5,271,293	6,418,660
Welfare benefits and salaries payable	237,318	308,804	266,420
Other post-employment benefits	71,350	73,986	66,544
Total	5,500,807	5,654,083	6,751,624

Current	1,308,514	1,380,000	1,337,616
Non-current	4,192,293	4,274,083	5,414,008

49

Ecopetrol S.A.

Notes to Consolidated Financial Statements

The following shows a breakdown of the changes in assets and liabilities of post-employment benefits:

	Pension and pension bonds (1)		Other		Total
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2015	2014	2015	2014	2015	2014
Liabilities opening balance	11,559,018	12,193,924	5,419,963	5,674,612	16,978,981	17,868,536
Current service cost	-	-	15,771	64,020	15,771	64,020
Past service cost	-	-	-	(87,465)	-	(87,465)
Interest expense	198,436	821,783	96,903	386,675	295,339	1,208,458
Actuarial gains (losses)	-	(771,717)	-	(233,590)	-	(1,005,307)
Other	-	-	(3,945)	13,136	(3,945)	13,136
Paid benefits	(153,506)	(684,972)	(91,776)	(397,425)	(245,282)	(1,082,397)
Liabilities-closing balance	11,603,948	11,559,018	5,436,916	5,419,963	17,040,864	16,978,981

Plan assets-opening balance	11,707,688	11,449,876	-	-	11,707,688	11,449,876
Return on plan assets	209,704	761,674	-	-	209,704	761,674
Benefits paid	(154,446)	(685,082)	-	-	(154,446)	(685,082)
Actuarial gains (losses)	85,779	181,220	-	-	85,779	181,220
Plan assets-closing balance	11,848,725	11,707,688	-	-	11,848,725	11,707,688
Net post-employment benefits liability (asset)	(244,777)	(148,670)	5,436,916	5,419,963	5,192,139	5,271,293

(1)	There is no service cost for pension and pension bound plans because the beneficiaries were all retired from July 31, 2010.

The following shows a breakdown of the changes in profit and loss and other comprehensive income for the quarters ended on March 31, 2015 and 2014:

	March 31,	March 31,
	2015	2014
Recognized in profit and loss
Service cost	15,771
Interest cost	295,339	302,115
Return on plan assets	(209,704)	(192,076)
	101,406	110,039

Recognized in other comprehensive income
Pension	80,101	58,033
Pension bonds	5,678	4,114
	85,779	62,147

50

Ecopetrol S.A.

Notes to Consolidated Financial Statements

Plan assets

The Company funded pension and pension bonds plans through five trust funds. The composition by type of investment is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Bonds issued by the Colombian Government	4,500,764	4,298,278	4,311,575
Bonds of private entities	3,515,636	3,591,046	3,567,065
Other bonds of public entities	797,757	825,970	864,917
Bonds of foreign entities	270,546	230,772	196,404
Other local-currency	2,050,684	2,070,405	2,037,551
Other foreign-currency	480,865	480,712	389,416
Variable yield	232,473	210,505	82,948
	11,848,725	11,707,688	11,449,876

The fair value hierarchy of plan assets is comprised as follows:

	March 31	December 31	January 1st
Fair value	2015	2014	2015
Level 1	5,193,103	4,504,887	4,815,213
Level 2	6,655,622	7,202,801	6,634,663
	11,848,725	11,707,688	11,449,876

The fair value of the plan assets is calculated using prices quoted in the relevant assets’ market. The Company obtains these prices through reliable financial data suppliers recognized in Colombia or abroad, depending on the investment.

For the securities issued in local currency, the fair value of the plan assets is calculated using information published by INFOVALMER, supplier of prices authorized by the Financial Superintendence of Colombia. According to its methodology, prices may be calculated based on market information at the valuation date or estimated based on historic inputs in accordance with the criteria established for the calculation of each of the prices.

The fair value is calculated based on the most representative market of the transactions carried out through the electronic platforms approved and supervised by the regulator.

The estimated fair value is calculated for the investments that do not have sufficient information to estimate an average market price, by replicating the prices quoted for similar assets or prices obtained through quotations from stock brokers. This estimated price is also given by INFOVALMER as a result of the application of robust methodologies approved by the financial regulator and widely used by the financial sector.

Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations at January 1, 2014 and December 31, 2014. Actuarial assumptions used at closing date of 2014 were used for the projections based at March 31, 2015.

51

Ecopetrol S.A.

Notes to Consolidated Financial Statements

December 31, 2014

	Pension	Pension bonds	Health	Education	Other benefits
Discount rate	7.50%	7.00%	7.50%	6.75%	7.50%
Salary growth rate	4.25%	N/A	N/A	N/A	4.25%
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Cost tendency (1)	N/A	N/A	10.40%	7.50%	N/A

January 1, 2014

	Pension	Pension bonds	Health	Education	Other benefits
Discount rate	7.00%	6.25%	7.00%	6.50%	6.75%
Salary growth rate	4.50%	N/A	N/A	N/A	4.50%
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Cost tendency (1)	N/A	N/A	10.40%	7.50%	N/A

(1)	The cost tendency is the projected increase for the initial year and the rate blends into the expected inflation rate.

The mortality table used for all calculations was RV-08 “Valid Annuitants” for men and women 2005-2008, of the Colombian Social Security Institute – ISS.

Duration of benefit obligation

According to the latest actuarial valuations, weighted average duration (in years) of the liability for defined benefits, for each plan is comprised as follows:

	December 31	January 1st
	2014	2014
Pension	11.3	12.7
Health	13.3	14.9
Education	5.7	5.6
Pension bonds	10.7	12.1
Five-year term	7.0	7.5
Severance	7.0	11.3

52

Ecopetrol S.A.

Notes to Consolidated Financial Statements

Sensitivity analysis

Some relevant actuarial assumptions changes could occur at the presentation date of these financial statements. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant at December 31, 2014:

	Pension	Pension bonds	Health	Education	Other benefits
Discount rate
-50 basis points	11,580,791	651,975	5,117,292	703,682	31,571
+50 basis points	10,362,677	586,365	4,492,644	665,038	29,468

Inflation rate
-50 basis points	10,358,095	618,808	-	-	-
+50 basis points	11,581,821	617,188	-	-	-

Salary growth rate
-50 basis points	-	-	-	-	29,435
+50 basis points	-	-	-	-	31,597

Cost tendency
-50 basis points	-	-	4,496,688	666,565	-
+50 basis points	-	-	5,110,409	701,901	-

The Company performed a sensitivity analysis related to the interest rate variation on plan assets. See section 29 – Risk management for further information

20.	Estimated liabilities and provisions

The following shows a breakdown of the changes in the different categories of estimated liabilities and provisions for the quarter ended on March 31, 2015 and year ended December 31, 2014:

	Provision for abandonment (1)	Legal proceedings (2)	Provision comuneros (3)	Environmental contingencies and others (4)	Total
Balance at January 1, 2014	3,214,132	537,440	445,364	479,357	4,676,293
Additions (recoveries)	698,920	(210,144)	106,133	228,681	823,590
Expenditures	(104,163)	(27,238)	-	(49,270)	(180,671)
Financial cost	194,769	-	-	-	194,769
Foreign currency translation	37,118	(507)	-	16,181	52,792
Balance at December 31, 2014	4,040,776	299,551	551,497	674,949	5,566,773
Current	189,721	292,451	-	365,879	848,051
Non-current	3,851,055	7,100	551,497	309,070	4,718,722
	4,040,776	299,551	551,497	674,949	5,566,773

53

Ecopetrol S.A.

Notes to Consolidated Financial Statements

	Provision for abandonment (1)	Legal proceedings (2)	Provision comuneros (3)	Environmental contingencies and others (4)	Total

Additions (recoveries)	51,305	4,298	43,239	26,419	125,261
Expenditures	(11,073)	(2,979)	-	(5,691)	(19,743)
Financial cost	50,626	-	-	-	50,626
Foreign currency translation	15,116	113	-	5,470	20,699
Balance at March 31, 2015	4,146,750	300,983	594,736	701,147	5,743,616
Current	211,109	294,421		395,997	901,527
Non-current	3,935,641	6,562	594,736	305,150	4,842,089
	4,146,750	300,983	594,736	701,147	5,743,616

(1)	The increase of the provision for abandonment costs was generated mainly by drilling of wells for secondary recovery, exchange rate increase and decrease in the discount rate.

(2)	The following is a summary of the legal proceedings, for which allowances have been recognized in the consolidated financial statements due to a probable outflow of resources:

		March 31,	December 31,	January 1,
Type of action	Suit	2015	2014	2014

Class action suit	Contributions to the solidarity and electric-power-generation income redistribution fund, pursuant to Law 142 of 1994.	141,505	141,505	283,010

Class action suit	By extension of the Garcero Association Contract, in defense of the public heritage and free economic competition.	77,592	77,592	155,184

Proceeding for damages	Compensation for damages for hydrocarbon easement in property near the Refinería de Cartagena	11,019	11,019	-

Labor proceedings	Labor proceeding of 2007 for the reassessment of salaries and social benefits to 232 Ecopetrol contractors.	10,060	10,060	-

Labor proceedings	Proceeding to reassess social, legal and extralegal benefit payments and monthly pension payments made under the saving stimulus heading.	4,902	4,731	18,689

54

Ecopetrol S.A.

Notes to Consolidated Financial Statements

(3)	Included the interim relief ordered by the Council of State in its decree 1994 in the invalidity action brought by the Ministry of Mines and Energy against Comuneros (community members) of Santiago de las Atalayas and Pueblo Viejo de Cusiana, corresponding to the attachment and seizure of the payments to be made by Ecopetrol for royalties, based on Royalty contracts declared null and void by the Council of State in its ruling of 1999, in which it was ordered that said interim relief should be cancelled and that the attached and seized amounts should be handed over to the State – the Ministry of Mines. Ecopetrol has capacity as receiver. Of said amount, $90,752 corresponds to the value initially recognized by Ecopetrol, as well as the valuation of the fund containing the resources; $503,984 corresponds to net interest income generated. In a ruling on December 12, 2012, notified by edict on January 21, 2013, the Council of State declared that the special plea for reconsideration filed by the Comuneros was dismissed. In November 2014, a new application was filed whereby Ecopetrol reiterated its request that the amounts seized in these proceedings be handed over, as the Company has paid the Nation and the beneficiary territorial entities the amount of total royalties incurred during the enforcement of the interim relief, and subsequently, these resources belong to Ecopetrol. See Note 8.

(4)	Mainly includes a provision to cover the works of relocation of the intake of the Cucuta Aqueduct as a result of the rupture of the Caño Limon-Coveñas pipeline and environmental provisions for potential events that may impact the regions where the Company has presence.

20.1	Legal proceedings not recognized

The following is a summary of the proceedings, for which allowances have not been recognized, according to evaluations by the Company’s internal and external advisors:

		March 31,	December 31,	January 1,
Type of action	Suit	2015	2014	2014

Class action	Contributions to electric-power-generation pursuant to Law 142 of 1994.	219,944	219,944	219,944
Labor proceedings	Proceeding to reassess social, legal and extralegal benefit payments made under the saving stimulus heading.	16,561	16,561	16,561
Contractual administrative	Breach of contract, the plaintiff declaring the rupture of the economic equilibrium thereof.	-	112,637	-

55

Ecopetrol S.A.

Notes to Consolidated Financial Statements

20.2	Detail of contingent assets

Following is the detail of the major assets contingencies, which probability of occurrence is eventual:

		March 31,	December 31,	January 1,
Type of action	Claims	2015	2014	2014

Nullity and reinstatement of the right	Nullity of Resolution number 113 of 1971 from the Presidency of the Republic, in respect of the ownership of the subsoil to private parties known with the name of Santiago de Las Atalayas and Pueblo Viejo de Cusiana.	175,000	175,000	175,000
Indemnification for third party liability	Arbitration court formed to settle the differences between Offshore LLC against Ecopetrol and KNOC.	191,347	176,885	-
Civil ordinary general	Nonfulfillment of the contract for delivery of hydrotreating units.	142,715	142,715	142,715
Contractual administrative	Nonfulfillment of the pipeline purchase order	21,231	21,231	21,231
Nullity and reinstatement of the right	Nullity of the administrative act that established a special contribution for public works contracts	14,956	14,956	-
Nullity and reinstatement of the right	Nullity of the administrative act that established a special contribution for public works contracts	13,214	13,214	-

21.	Other financial liabilities

Other financial liabilities are comprised by Oleoducto Central S.A. and Hocol S.A. derivative financial instruments whose purpose is to hedge the risk in exchange rate changes to protect the cash flows required by these companies. Balance at March 31, 2015 in the statement of financial position is $225,428 (2014 - $140,055 and January 1, 2014 - $46), which corresponds to its fair value at Level 2 hierarchy, valued according to observable inputs, using the forward price methodology.

The impact in the profit and loss for the quarters ended on March 31, 2015 and 2014 is a loss of $94,453 and $303, respectively.

22.	Equity

The main components of equity are comprised as follows:

56

Ecopetrol S.A.

Notes to Consolidated Financial Statements

22.1	Subscribed and paid-in capital

Ecopetrol’s authorized capital amounts to $15,000,000, and is comprised of 60,000,000,000 ordinary shares at a par value of $250 pesos 41,116,698,456 of such shares have been subscribed represented by 11.51% of non-controlling interest and 88.49% held by Government entities. The value of the reserve shares amounts to $4,720,825 comprised by 18,883,301,544 shares. At March 31, 2015, subscribed and paid-in capital amounts to $10,279,175. There no potentially dilutive instruments.

On March 26, 2015, the General Stockholders’ Meeting approved the capitalization of occasional reserves of Ecopetrol S.A. for $14,760,892 through the mechanism of increase of face value. Upon completion of the relevant processes in the second quarter, the face value of the shares will be $609 pesos per share and the subscribed and paid capital will amount to $25,040,067. This capitalization of reserves did not modify the number of ordinary registered shares.

22.2	Additional paid-in capital

Mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, in the amount of $4,457,997, (ii) $31,351, the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the stipulations of Article 397 of the Commercial Code, (iii) to the surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,492, and (iv) Additional paid-in capital receivable $216.

22.3	Equity reserves

The balance of equity reserves is comprised as follows:

	March 31,	December 31,	January 1,
	2015	2014	2014
Legal	4,962,335	4,938,718	4,700,873
Occasional	15,152,392	12,938,995	9,956,268
Tax and mandatory	671,455	231,698	397,873
	20,786,182	18,109,411	15,055,014

Legal reserve

The Colombian Code of Commerce establishes the obligation of the appropiation of 10% of net income to our legal reserves until our legal reserves meet 50% of suscriped capital. The legal reserve can be used as compensation for losses or for distribution in the event of liquidation of the Company.

Occasional reserves

This corresponds to the appropriation of earnings ordered by the Stockholders’ meeting to carry out new explorations and future investments, as well as unrealized profits between group companies. On March 26, 2015, the Stockholders’ Meeting approved, after the appropriation of the occasional reserves of the 2014 period, the capitalization of occasional reserves for $14,760,895, through the mechanism of face value increase. This transaction will be formalized in the second quarter once the respective legal processes are performed.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

Tax and mandatory reserves

The Colombian tax regime contemplates the appropriation of the profits for the period equivalent to 70% when the value of the depreciation claimed for tax purposes exceeds the accounting depreciation. This reserve may be released to the extent that the depreciations subsequently accounted for exceed those claimed annually for tax purposes, or the assets that generated the higher value deducted are sold.

In addition, Decree 2336 of 1995 established the obligation to establish a reserve for valuation of investments. The profits that are generated at the closing of the accounting period as a consequence of the application of special valuation systems at market prices and that have not been made in the name of the Company will be taken to a reserve.

22.4	Retained earnings and payment of dividends

The following shows the balance and a breakdown of the changes in retained earnings:

	March 31	December 31
	2015	2014
Retained earnings	2,816,071	10,801,332
Balance at beginning of year	10,801,332	17,526,975
Income attributable to owners of Ecopetrol	160,030	7,019,096
Appropriation of reserves	(2,676,771)	(3,054,397)
Dividends declared	(5,468,520)	(10,690,342)
Balance at end of year	2,816,071	10,801,332

On the results of the 2014 year end, the General Stockholders Meeting approved the distribution of an ordinary dividend per share of $133 pesos that will be paid to the minority stockholders in June 2015 for $629,344 and to the majority stockholder in 4 installments payable in the months of October, November and December 2015 and March 2016, for a total value of $4,839,177.

In 2014 ordinary dividends of $227 pesos were paid per share and extraordinary for $33 per share, for a total dividend of $260 pesos per share, which were paid in their entirety as of December 31, 2014.

22.5	Other comprehensive income

Includes income and expenses derived from the defined benefits plan, valuation of non-current assets held for sale and foreign currency translation controlled companies’ financial statements with functional currency different to Ecopetrol S.A.’s

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

23.	Revenue

The following is the detail of revenue for the three month periods ended March 31:

	2015	2014
National sales
Mid-distillates	2,478,322	2,948,867
Gasoline	1,490,006	1,519,602
Services	1,109,809	811,221
Natural gas	414,567	318,649
Crude	151,622	455,603
Asphalts	119,148	119,646
L.P.G. and propane	61,581	129,074
Other products	436,896	531,302
	6,261,951	6,833,964
Recognition of price differential (1)	(435,183)	436,461
	5,826,768	7,270,425
Foreign sales
Crude	5,274,050	8,194,402
Fuel oil	584,979	1,182,088
Natural gas	100,188	138,917
Propylene	3,216	16,645
Gasoline and turbo fuel	-	89,798
Diesel	-	179,738
Other products	511,654	899,311
	6,474,087	10,700,899
Total revenues	12,300,855	17,971,324

1)	Corresponds to the application of Decree 1880 of September 2014 and Resolution 180522 of 2010, which defined the procedure for price differentials (value generated by the difference between parity price and regulated price, which can be positive or negative). See section 3.17 – Revenue recognition for more details.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

24.	Cost of sales

The following is the detail of cost of sales according to their function for three month periods ended March 31:

	2015	2014
Variable costs
Imported products (1)	2,764,883	3,302,991
Depreciation, depletion and amortization	1,179,081	1,223,792
Hydrocarbon purchases - ANH (2)	814,886	1,781,847
Purchases of crude in association and concession	602,215	793,150
Hydrocarbon transportation services	320,576	385,582
Purchases of other products and gas	244,341	379,009
Services contracted in associations	149,092	162,253
Gas royalties in cash (3)	122,371	84,685
Electric power	97,316	89,793
Processing materials	53,909	61,579
Adjustment of inventories to net realizable value	31,682	(5,594)
Volume adjustments and other allocations	56,207	360,494
	6,436,559	8,619,581
Fixed costs
Maintenance	401,334	463,168
Services contracted in associations	376,922	393,251
Labor costs	376,134	340,272
Depreciation and amortization	362,324	325,076
Services contracted	282,609	303,772
Taxes and contributions	117,439	137,387
Materials and operating supplies	65,237	73,162
Hydrocarbon transportation services	24,232	936
Non-capitalized project costs	23,660	42,996
General costs	88,187	69,333
	2,118,078	2,149,353
	8,554,637	10,768,934

1)	Corresponds mainly to purchases of ACPM and diluent agents to facilitate the transportation of heavy crude oil.

2)	Corresponds mainly to the purchases of crude royalties that Ecopetrol makes from the ANH derived from national production, both by the Company in direct operation and by third parties.

3)	Through Resolution 877 of September 2013, the National Hydrocarbons Agency established that, starting January 1, 2014, it will collect payment for royalties generated by gas production in cash and not in kind.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

25.	Administration, operation and project expenses

The following is the detail of administration, operation and project expenses, according to their function, for the three month periods ended on March 31:

	2015	2014
Administration expenses
Taxes (1)	611,960	18,793
Labor expenses	122,185	99,222
General expenses and other	59,784	56,869
Depreciation and amortization	25,101	23,840
	819,030	198,724
Operation and project expenses
Commissions, fees, freights and services	186,027	194,892
Taxes	101,847	89,564
Exploration expenses	84,533	363,573
Labor expenses	76,921	65,692
Maintenance	54,334	46,236
Audit fees	24,000	14,500
Depreciation and amortization	20,412	2,231
Various	56,879	20,307
	604,953	796,995

(1)	Includes mainly the recognition of wealth tax. See Note 9 – Current tax assets and liabilities for more details.

26.	Other operating income and expenses, net

The following is the detail of other operating income and expenses, according to their function, for three month periods ended on March 31:

	2015	2014
Deferred Build, Operate, Maintain and Transfer Contracts (BOMT) income	43,384	34,965
Compensation received	5,448	1,779
Earnings from the sale of materials and property, plant and equipment	4,186	4,139
Loss on fixed assets and natural resources disposals	(3,211)	(151)
Recovery of legal proceeding’s provisions	(15,737)	(9,626)
Recovery of other provisions, net	(10,066)	(7,670)
Gas pipeline availability under BOMTS contracts	(28,915)	(24,727)
Other income (expenses), net	40,524	59,286
	35,613	57,995

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

27.	Finance results, net

The following is the detail of finance results, net for three month periods ended on March 31:

	March 31,	March 31,
Finance Income	2015	2014
Financial income from financial assets	116,332	8,976
Yield and interest	73,690	109,990
Dividends	15,792	53,187
Gain on fair value of derivatives	-	55
	205,814	172,208
Finance costs
Interest (1)	(291,785)	(142,019)
Other liabilities financial costs	(134,320)	(153,196)
Loss on fair value of derivatives	(97,453)	(358)
Other finance expenses	(37,678)	(20,541)
	(561,236)	(316,114)
Foreign exchange (loss) gain, net	(1,174,852)	22,994
Financial result, net	(1,530,274)	(120,912)

(1)	Interest was capitalized to natural resources and property plant and equipment for $229,922 and $195,434 for the three month periods ended March 31, 2015 and 2014 respectively.

28.	Risk management

28.1	Price risk

Our business depends substantially on international prices for crude oil and refined products. The prices for these products are volatile; a sharp decrease could adversely affect our business prospects and results of operations.

A large proportion of our revenues come from sales of crude oil, natural gas and refined products. These products are indexed to international reference prices such as Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of a variety of factors including, among others, competition within the oil and natural gas industry; changes in international prices of natural gas and refined products; long-term changes in the demand for crude oil, natural gas and refined products; regulatory changes; changes in the cost of capital; adverse economic conditions; transactions in derivative financial instruments related to oil and gas and development or availability of alternative fuels.

The Ecopetrol business group has a policy approved by the Board of Directors that permits it to use derivative financial instruments in the organized market or over the counter (OTC) to cover itself from the risk of price fluctuations of crude oil and refined products associated to physical transactions. The Company has established appropriate process to handle risk that include constant monitoring of physical and financial market to identify risks in order to subsequently prepare and execute hedging strategies. As of this date there have been no hedging transactions performed to cover this type of risk.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

The following table provides information about the sensitivity of our Gross Income as of March 31, 2015, to variations of US$1 in the index price of our products and of 1% in the COP$/US$ exchange rate.

		Effect on our income before tax
	Results as of March 31, 2015	Variation +/- US$1 in index prices
Gross income	3,746,218	109,105

	Results as of March 31 2015	Variation +/- 1% COP$/US$ (2)
Gross income	3,746,218	101,693

28.2	Exchange rate risk

The group operates mainly in Colombia and makes sales in the local and international markets. We are exposed to the exchange rate risk that arises from various foreign currency exposures due to our commercial transactions and assets and liabilities held in foreign currency. The impact of fluctuations in exchange rates, especially the Peso/U.S. dollar rate, on our operations could be material.

The U.S. dollar/Peso exchange rate has fluctuated during the last several years. The Peso depreciated 7.1% in 2014. During the first quarter of 2015 the peso depreciated 7.7% going from a closing rate at December 31, 2014 of $2,392.46 to $2,576.05 peso per dollar. During the first quarter of 2014, the peso depreciated 2% going from a closing rate at January 1, 2014 of $1,926.83 to $1,965.32 at March 31, 2014 peso per dollar.

When the Peso appreciates against the U.S. dollar, our revenues from exports decrease when converted into Pesos. However, imported goods, oil services and interest on external debt denominated in U.S. dollars become less expensive for us. Conversely, when the Peso depreciates against the U.S. dollar, our revenues from exports, when converted into Pesos, increase, and our imports and external debt service become more expensive.

The following table shows the impact a variation of 1 and 5% in the exchange rate of Colombian peso Vs United States of America dollar would have on the assets and liabilities held in said currency at March 31, 2015:

Variation in the exchange rate	Effect in income before taxes (+/-)	Effect in other comprehensive income (+/-)
1%	$213,261	$38,426
5%	$1,016,041	$384,264

Sensitivity analysis includes only monetary assets and liabilities held in foreign at closing date. The sensitivity analysis for income and cost is shown in Section 29.1 – Price risk.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

28.3	Credit risk

Credit risk is the risk that the Company may suffer losses as a consequence of the nonfulfillment of the contracts for purchase and sale of crude oil, gas, refined and petrochemical products and transportation services, in addition to the financial institutions in which it keeps investments or the counterparties with which it has contracted derivative financial instruments.

In performance of the purchase and sale process of crude oil, gas, refined and petrochemical products and transportation services, the Company may be exposed to credit risk in the event that customers fail to comply with their payment obligations. The administration of this risk has designed mechanisms and procedures that have permitted the Company to minimize the probability of materialization, thus safeguarding the Company’s cash flow.

The Company makes a continuous analysis of the financial strength of its counterparties, which implies their classification according to their risk level and financial supports in the event of a cessation of payments. In addition, a constant monitoring is made of the national and international market conditions in order to establish early alerts of major changes that may have an impact on the timely payment of obligations from customers of the Company.

For the receivables portfolio that is considered deteriorated, an individual analysis is made that permits us to analyze individually the situation of each customer and thus define the applicable allowance to be established, such as age of receivables. The group carries out the administrative and legal actions necessary to recover past due accounts receivable, as well as the collection of interest from customers who do not comply with payment policies.

As of March 31, 2015, the business group does not have significant concentrations of credit risk. The following is the analysis of the receivables aged by customer in default but considered not impaired, as of March 31, 2015:

March 31,
2015
Less than 3 months overdue	143,105
Between 3 and 6 months overdue	15,968
More than 6 months overdue	1,728
Total	160,801

28.4	Interest rate risk

Interest rate risk arises from our exposure to changes in interest rates, as we have fixed and floating-rate instruments in our investment portfolio and issuances of floating rate debt linked to LIBOR, DTF and IPC rates. Thus, volatility in interest rates may affect the fair value and cash flows related to our investments and floating rate debt.

As of March 31, 2015, approximately 34% of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.

Ecopetrol S.A. controls the exposure to interest rate risk by establishing limits to its effective duration, Value at Risk and Tracking Error.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

The trust funds linked to Ecopetrol S.A.’s pension obligations (PAP) are also exposed to changes in interest rates, as they include fixed- and floating-rate instruments that are marked to market. Colombian regulation for pension funds, as stipulated in the Decree 941 of 2002 and Decree 1861 of 2012, indicates that they have to follow the same regime as the regular obligatory pension funds in their moderate portfolio.

The following table provides information about the sensitivity of our results and other comprehensive income, for the next 12 months, to variations in interest rate of 100 basis points:

Variation in interest rate	Financial liabilities (Financial expenses)	Financial assets (Financial income)	Trust funds (Other comprehensive income)
+ 100 basis points	(140,267)	(20,582)	(343,437)
- 100 basis points	138,596	20,582	343,437

Sensitivity analysis of discount rates on pension plans is shown in its corresponding note of Labor and pension plan obligations.

28.5	Liquidity risk

Our ability to access the capital necessary to finance our investment plans on terms acceptable to us, can be limited due to deterioration in market conditions. A new financial crisis could worsen the risk perception in the emerging markets.

Risks related to Colombia’s political and regional environment could also make it more difficult for us and our subsidiaries to access international capital markets. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. As a result, we may be forced to revise the timing and scope of these projects as necessary to adapt to existing market and economic conditions, or access the financial markets on terms less favorable, therefore negatively affecting our results of operations and financial condition.

Liquidity risk is managed in accordance with our policies aimed at ensuring that there are sufficient net funds to meet the Company's financial commitments within its maturity schedules, with no additional costs. The main method for the measurement and monitoring of liquidity is cash flow forecasting.

The following is a summary of the maturity of financial liabilities as of March 31, 2015. The amounts disclosed in the table are the contractual undiscounted cash flows. Consequently, these amounts may not reconcile with the amounts disclosed on the Consolidated statement of financial position.

	Up to 1 year	1 - 5 years	5 - 10 years	> 10 years	Total
Loans (Principal and Interests)	4,794,164	24,255,239	18,730,630	18,822,602	66,602,635
Accounts payable	12,920,633	140,673	-	-	13,061,306
Other financial liabilities	225,428	-	-	-	225,428
Total	17,940,225	24,395,912	18,730,630	18,822,602	79,889,369

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

28.6	Capital management

The main objective of Ecopetrol’s Capital Management is to secure a financial structure that will optimize the Company’s cost of capital, that maximizes the returns to its shareholders and permits access to financial markets at a competitive cost to cover is financing needs.

The leverage index at the relevant periods is comprised as follow:

	March 31, 2015	December 31, 2014	January 1st, 2014
Financial obligations (Note 18)	42,725,917	34,947,341	22,241,413
Cash and cash equivalents (Note 5)	(10,941,003)	(7,015,731)	(8,541,138)
Other non-restricted financial assets (nota 8)	(2,619,062)	(1,520,110)	(1,939,745)
Net financial debt	29,165,852	26,411,500	11,760,530
Equity (Note 22)	46,879,945	51,074,199	50,991,258
Leverage (1)	38.4%	34.1%	18.7%

(1) Net financial debt / (Net financial debt + Equity)

29.	Related parties

The most representative balances as of March 31, 2015, December 31, and January 1, 2014, with related parties in which Ecopetrol holds investments where it exercises significant influence and joint ventures are included in accounts receivable, suppliers, accounts payable and loans, as follows:

	Accounts receivables	Other assets	Accounts payable	Loans
Joint ventures
Equion Energía Limited	107,618	52,141	73,469	92,149
Associates
Invercolsa S.A.	31,212	-	-	-
Ecodiesel Colombia S.A.	6,226	-	15,168	-
Serviport S.A.	-	-	4,272	-
Balance at March, 2015	145,056	52,141	92,909	92,149

	Accounts receivables	Other assets	Accounts payable	Loans
Joint ventures
Equion Energía Limited	75,561	9,338	84,006	36,728
Associates
Ecodiesel Colombia S.A.	-	-	20,308	-
Serviport S.A.	-	-	3,506	-
Balance at December, 2014	75,561	9,338	107,820	36,728

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

	Accounts receivables	Other assets	Accounts payable	Loans
Joint ventures
Equion Energía Limited	164,711	15,558	102,529	578,423
Associates
Ecodiesel Colombia S.A.	-	-	22,890	-
Serviport S.A.	-	-	1,674	-
Balance at January 1, 2014	164,711	15,558	127,093	578,423

Outstanding amounts are not guaranteed and will be settled in cash. No guarantees have been granted or received. No expense has been recognized in the current period or in previous periods in respect to uncollectable or doubtful accounts related to amounts due by related parties

The most significant transactions with related parties for the quarters ended on March 31, 2014 and 2015 are comprised as follows:

	Period ended March 31, 2015		Period ended March 31, 2014
	Sales and services	Purchase of products and services	Sales and services	Purchase of products and services
Joint ventures
Equion Energía Limited	147,485	122,503	126,031	44,984
Associates
Ecodiesel Colombia S.A.	315	53,286	304	47,323
Total transactions	147,799	175,790	126,334	92,307

Compensation of directors

Based on a resolution adopted at our annual shareholders’ meeting in 2012, compensation for directors is the equivalent of four to six minimum monthly wage salaries, which totals approximately $3,700 for 2014 and $3,900 for 2015. Fees for attendance at virtual meetings are set at 50% of the in-person meeting fee. The Board of directors is not subject to any variable remuneration.

The total compensation paid to our Directors, executive officers and senior management during 1st quarter 2015 amounted to $5,092 (2014 - $9,058). Our Directors are not eligible to receive pension and retirement benefits from us. The total amount set aside to provide pension and retirement benefits to our eligible executive officers at December 31, 2014 totals $13,958.

Government related parties

Colombian Government holds control of Ecopetrol S.A. with a stock ownership of 88.49%. The most significant transactions with governmental entities are comprised as follows:

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

a)	Purchase of oil from the National Hydrocarbons Agency - ANH

Because of the nature of the business, the company has a direct relationship with ANH, the entity that operates under the Ministry of Mines and Energy, which objective is to manage the oil and gas reserves and resources owned by the Nation.

Ecopetrol S.A. purchases the crude oil that the ANH receives from all producers in Colombia at the prices set in accordance with a jointly established formula, which reflects the export sale prices (crude oils and products), adjustment to the API gravity quality, sulfur content, transportation rates from the wellhead to the ports of Coveñas and Tumaco, refining process cost and a commercialization rate. This contract was extended to June 30, 2015.

Up to December 2013, the Company commercialized, on behalf of the ANH, the natural gas received by the latter in kind from the producers. Since January 2014 the ANH receives the royalties for production of natural gas in cash.

The purchase value of oil and gas from the AHN is detailed in Note 25-Cost of sales.

b)	Price differential

Regular gasoline and diesel (ACPM) sale prices are regulated by the National Government. In this event, there are differentials between the volume reported by the Companies at the time of the sale and the difference between the parity price and the benchmark price, the parity price being that corresponding to the daily motor gasoline and diesel (ACPM) prices observed during the month. These differentials may be in favor or against the producers. The value of this differential is detailed in Note 24 – Revenue.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

30.	Joint Operations

The Company carries out exploration and production operations through Exploration and Production (E&P) Contracts, Technical Evaluation (TEA) Contracts and Agreements signed with the Agencia Nacional de Hidrocarburos (National Hydrocarbons Agency, hereinafter ANH), as well as through Partnership Contracts and other types of contracts in various forms. The main joint operations at the close of March 2015 one as follows:

Contracts in which Ecopetrol is not the operator:

Partners	Contract	Type	Geographic area of Operations	% Participation
Perenco Oil and Gas Colombia Limited	Boquerón	Production	Colombia	75%
Perenco Colombia Limited	Casanare	Production	Colombia	60%
Occidental de Colombia LLC	Cravo Norte	Production	Colombia	55%
	Rondón	Production	Colombia	50%
Chevron Petroleum Company	Guajira	Production	Colombia	57%
	CE-M-715	Exploration-ANH	Brasil	50%
Mansarovar Energy Colombia Ltd.	Nare	Production	Colombia	50%
Equion energia Ltd	Piedemonte	Production	Colombia	50%
Meta Petroleum Corp.	Quifa	Production	Colombia	40%
	Rubiales (1)	Production – Shared-risk participation	Colombia	60%

(1)	In March, 2015, Ecopetrol and Pacific Rubiales Energy announce that they have agreed not to extend the Rubiales risk participation and Piriri joint venture contracts that expire in 2016. As a result, Ecopetrol will obtain a 100% interest in both fields as of June, 2016.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

Contracts in which Ecopetrol is the operator:

Partners	Contract	Type	Geographic area of Operations	% Participation
Talisman Colombia Oil & Gas Ltd	Niscota	Exploración	Colombia	20%
	CPO9	Exploración	Colombia	55%
	Mundo Nuevo	Exploración	Colombia	15%
Occidental Andina Llc	LA CIRA	Producción	Colombia	61,5%
Exxonmobil Exploration Colombia	VMM29	Exploración	Colombia	50%
Lewis Energy Colombia Inc	SSJN1	Exploración	Colombia	50%

31.	Segment information

31.1	Basis of classification

The Group operates under three segments: 1) Exploration and Production, 2) Transportation and Logistics and 3) Refining, petrochemicals and Biocombustibles

1)	Exploration and Production - this segment includes the Company’s oil & gas exploration and production activities. Revenue is derived from the sale of crude oil, regulated fuels, nonregulated fuels and natural gas to inter-company segments, at market prices, and to third parties (local and foreign). Costs include those costs incurred in production. Expenses include all exploration costs that are not capitalized.

2)	Transportation and Logistics - this segment includes the Company’s sales and costs associated with the transportation of crude oil, motor fuels, fuel oil and other refined products.

3)	Refining and Petrochemicals - this segment includes the Company’s refining activities performed in Barrancabermeja and Cartagena refineries, where crude oil from locations is transformed into products. Revenue is derived from the sale of goods sold, both internally and to third parties (local and foreign), including refined products such as motor fuels, fuel oils and petrochemicals at market prices and some regulated fuels. This segment also includes sales of industrial services to third parties.

These functions have been defined as the operating segments of the Group since these are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Group’s chief operating decision maker to allocate resources to the segments and assess their performance; and (c) for which discrete financial information is available. Internal transfers represent sales to intercompany segments and are recorded and presented at market prices.

31.2	Financial information by segments

The following segment information is reported based on the information used by the Board, as the highest body to make strategic and operational decisions of these business segments. The performance of the segments are based primarily on analysis of income, costs, expenses and results for the period generated by each segment , which are regularly monitored.

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

The information disclosed in each segment is presented net of transactions between Group companies.

The following presents the consolidated statement of profit and loss and other comprehensive income as of March, 2015 and 2014:

	Consolidated statement of profit and loss and other comprehensive income for the three month period ended 31 March 2015
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Third party sales	6,328,960	4,903,969	1,067,926	-	12,300,855
Inter-segment sales	1,226,132	203,304	1,423,714	(2,853,150)	-
Total Revenue	7,555,092	5,107,273	2,491,640	(2,853,150)	12,300,855

Fixed costs	1,623,328	467,996	637,253	(610,499)	2,118,078
Variable costs	4,232,726	4,179,153	260,701	(2,236,021)	6,436,559
Gross income	1,699,038	460,124	1,593,686	(6,630)	3,746,218

Administration expenses	390,118	187,515	241,734	(337)	819,030
Operation and projects expenses	360,030	274,857	35,080	(65,014)	604,953
Other operating income and expenses, net	(18,821)	(20,815)	4,023	-	(35,613)
Operating income	967,711	18,567	1,312,849	58,721	2,357,848

Financial income and expenses, net	(1,263,791)	(347,175)	142,169	(77,269)	(1,546,066)
Share of profit of associates	690	42	12	-	744
Investment income	60,695	(22,279)	4,962	(27,586)	15,792
Income before tax	(234,695)	(350,845)	1,459,992	(46,134)	828,318
Income tax	69,135	50,532	(592,187)	144	(472,376)

Net income for the period	(165,560)	(300,313)	867,805	(45,990)	355,942
Income attributable to:
Owners of the Company	(165,560)	(298,359)	669,939	(45,990)	160,030
Non-controlling interests	-	(1,954)	197,866	-	195,912
	(165,560)	(300,313)	867,805	(45,990)	355,942
Complementary information
Depreciation, depletion and amortization	1,222,860	137,362	226,696	-	1,586,918

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Ecopetrol S.A.

Notes to Consolidated Financial Statements

	Consolidated statement of profit and loss and other comprehensive income for the three month period ended 31 March 2014

	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Third party sales	9,816,893	7,384,970	769,461	-	17,971,324
Inter-segment sales	1,997,783	216,433	1,160,349	(3,374,565)	-
Total Revenue	11,814,676	7,601,403	1,929,810	(3,374,565)	17,971,324

Fixed costs	1,540,816	446,961	642,013	(480,437)	2,149,353
Variable costs	4,696,352	6,645,096	108,201	(2,830,068)	8,619,581
Gross income	5,577,508	509,346	1,179,596	(64,060)	7,202,390
					-
Administration expenses	35,355	77,204	86,165	-	198,724
Operation and projects expenses	661,047	179,796	7,660	(51,508)	796,995
Other operating income and expenses, net	(25,264)	(12,248)	(20,523)	40	(57,995)
Operating income	4,906,370	264,594	1,106,294	(12,592)	6,264,666

Financial income and expenses, net	(93,159)	(54,972)	(12,645)	(13,323)	(174,099)
Share of profit of associates	11,838	3,375	101	-	15,314
Investment income	53,999	6,853	3,810	(11,475)	53,187
Income before tax	4,879,048	219,850	1,097,560	(37,390)	6,159,068
Income tax	1,664,503	103,014	326,712	-	2,094,229
Net income for the period	3,214,545	116,836	770,848	(37,390)	4,064,839

Income attributable to:
Owners of the Company	3,214,545	118,516	592,430	(37,390)	3,888,101
Non-controlling interests	-	(1,680)	178,418	-	176,738
	3,214,545	116,836	770,848	(37,390)	4,064,839
Complementary information
Depreciation, depletion and amortization	1,244,894	137,607	192,438	-	1,574,939

31.3	Sales of products by segment, geographic areas, customers and investments

Sales of products by segment March 31, 2015 and 2014:

	Sales of products by segment
	for the three month period ended 31 March 2015

	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Local sales
Medium distillates	387	2,477,935	-	-	2,478,322
Gasolines	-	1,054,823	-	-	1,054,823
Natural gas	486,468	-	81	(71,982)	414,567
Crude oil	1,277,662	-	-	(1,126,040)	151,622
Diesel and asphalts	12,686	106,462	-	-	119,148
Plastic and rubber	0	169,327	-	-	169,327
L.P.G. and propane	27,193	34,388	-	-	61,581
Services and other products	107,239	373,974	2,491,419	(1,595,254)	1,377,378
Total local sales	1,911,635	4,216,909	2,491,500	(2,793,276)	5,826,768

Foreign sales
Crude oil	5,274,050	-	-		5,274,050
Fuel oil	-	584,979	-	-	584,979
Plastic and rubber	-	258,647	-	-	258,647
Natural gas	101,690	-	-	(1,502)	100,188
L.P.G. and propane	2,089	7,432	-	-	9,521
Other products and services	265,628	39,306	140	(58,372)	246,702
Total foreign sales	5,643,457	890,364	140	(59,874)	6,474,087
Total sales by segment	7,555,092	5,107,273	2,491,640	(2,853,150)	12,300,855

72

Ecopetrol S.A.

Notes to Consolidated Financial Statements

Sales of products by segment for the three month period ended 31 March 2014
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Eliminations	Total
Local sales
Medium distillates	-	2,964,368	-	(15,501)	2,948,867
Gasolines	-	1,956,063	-	-	1,956,063
Crude oil	1,711,608	-	-	(1,256,005)	455,603
Natural gas	379,327	-	6	(60,684)	318,649
Plastic and rubber	-	151,652	-	-	151,652
L.P.G. and propane	53,411	75,663	-	-	129,074
Diesel and asphalts	10,185	109,461	-	-	119,646
Other products and services	192,817	405,895	1,929,499	(1,337,340)	1,190,871
Total local sales	2,347,348	5,663,102	1,929,505	(2,669,530)	7,270,425

Foreign sales
Crude oil	8,887,532	-	-	(693,130)	8,194,402
Fuel oil	-	1,182,088	-	-	1,182,088
Plastic and rubber	-	236,859	-	-	236,859
Diesel	-	179,738	-	-	179,738
Natural gas	146,424	-	-	(7,507)	138,917
Gasolines	-	89,798	-	-	89,798
L.P.G. and propane	747	8,453	-	-	9,200
Other products and services	432,625	241,365	305	(4,398)	669,897
Total foreign sales	9,467,328	1,938,301	305	(705,035)	10,700,899
Total sales by segment	11,814,676	7,601,403	1,929,810	(3,374,565)	17,971,324

Sales by geographic zones

Operating revenue by geographic zones is comprised as follows:

Zone	March 31, 2015	Participation	March 31, 2014	Participation
Colombia	5,666,303	46.1%	6,949,781	38.7%
United States of America	2,969,623	24.1%	4,636,818	25.8%
Asia	1,311,677	10.7%	3,751,915	20.9%
Europe	1,276,801	10.4%	1,165,516	6.5%
Central America and Caribbean	857,330	7.0%	1,102,719	6.1%
South America	200,410	1.6%	354,477	2.0%
Other	18,711	0.2%	10,098	0.1%
Total	12,300,855	100%	17,971,324	100%

Concentration of customers

In 2015 one customer of the refining segment accounted for 10% (2014 – 11,1%) of total sales. No other customers accounted for more than 10% of total sales. There was no exposure that affects the financial position of Ecopetrol if the company lost the client.

Non-current assets-distribution by geographic zone

The majority of the Company’s assets and activities are located in Colombia. The financial position and results of operations of those subsidiaries located outside of Colombia are not material to the Group.

Capital expenditures

The following table shows a breakdown of the changes of capital expenditures during the first quarter 2015 and year ended December 31, 2014:

73

Ecopetrol S.A.

Notes to Consolidated Financial Statements

	Capital expenditures in first quarter 2015
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Total
Property, plant and equipment	813,043	767,029	509,074	2,089,146
Natural resources	932,971	-	-	932,971
Intangibles	5,475	167	1,328	6,970
Total	1,751,489	767,196	510,402	3,029,087

	Capital expenditures for the year ended December 31, 2014
	Exploration and production	Refining and petrochemicals	Transportation and logistics	Total
Property, plant and equipment	669,254	3,878,758	2,406,216	6,954,228
Natural resources	9,615,053	-	-	9,615,053
Intangibles	27,564	10,103	960	38,627
Total	10,311,871	3,888,861	2,407,176	16,607,908

74

Ecopetrol Business Group

Notes to the consolidated financial statements

All amounts in millions of pesos unless otherwise stated

Exhibit 1. Consolidated companies, associates and joint ventures

Consolidated subsidiaries

Company	Ownership	Activity	Subsidiaries	Country/Domicile	Geographic area of operations	Net Equity	Income (loss) for the period
Ecopetrol Global Energy	100%	Investment vehicle.	Ecopetrol América Inc., Ecopetrol oleo & Gas do Brasil Ltda, Ecopetrol del Perú S. A., Ecopetrol Germany Gmbh, Refinería de Cartagena S. A., Bioenergy S. A.	Spain	Spain	3,517,411	(33)
Ecopetrol Oleo é Gas do Brasil Ltda.	100%	Hydrocarbon exploration and exploitation.	Sociedad portuaria de oleofinas y derivados, Propileno del Caribe S. A	Brazil	Brazil	16,612	(6,909)
Ecopetrol del Perú S. A.	100%	Hydrocarbon exploration and exploitation.	-	Peru	Peru	67,309	(2,253)
Ecopetrol América Inc.	100%	Hydrocarbon exploration and exploitation.	Ecopetrol Perú S.A, Ecopetrol Oleo é Gas do Brasil Ltda.,Propileno del Caribe S. A,Sociedad portuaria de oleofinas y derivados	United States of America	United States of America	2,855,297	(67,625)
Black Gold Re Ltd.	100%	Reinsurer of Ecopetrol and its subsidiaries.	-	Bermuda	Bermuda	446,725	9,586
Ecopetrol Germany Gmbh	100%	Hydrocarbon exploration and exploitation.	-	Germany	Angola	2,686	101
Hocol Petroleum Limited	100%	Investment vehicle.	Hocol S. A.	Bermuda	Bermuda	3,585,265	18,435
Hocol S.A	100%	Hydrocarbon exploration, exploitation and production.	Oleoducto Central S.A.-ODC	Cayman Islands	Colombia	2,039,010	(16,157)
Andean Chemicals Ltd.	100%	Investment vehicle.	Bioenergy S. A., Refinería de Cartagena, Propileno del Caribe S. A. y Comai S.A.	Bermuda	Bermuda	4,685,000	15,822

75

Ecopetrol Business Group

Notes to the Consolidated Financial Statements

Refinería de Cartagena S. A.	100%	Hydrocarbons refining, marketing and distribution.	-	Colombia	Colombia	8,099,205	(157,606)
Propileno del Caribe Propilco S. A.	100%	Production and marketing of polypropylene resin.	Comai S. A., Refinería de Cartagena., Bioenergy S. A. Sociedad Porturaria Olefinas y Derivados	Colombia	Colombia	1,001,507	24,172
COMAI - Compounding and Masterbatching Industry	100%	Manufacturing of polypropylene compounds and master batches for a wide range of uses.	Refinería de Cartagena., Bioenergy S. A., Zona franca de Cartagena S.A , Sociedad Portuaria del Dique	Colombia	Colombia	76,481	14,423
Bioenergy S. A.	93,47%	Biofuels production.	Bioenergy Zona Franca S. A., Amandine Holdings Corp. y Los Arces Group Corp.	Colombia	Colombia	258,228	(14,467)
Bioenergy Zona Franca S. A. S.	93,47%	Biofuels production.	-	Colombia	Colombia	112,100	(15,480)
Amandine Holdings Corp.	93,47%	In a winding-up process.	-	Panama	Panama	6,657	-
Los Arces Group Corp.	93,47%	In a winding-up process.	-	Panama	Panama	5,100	-
Cenit S.A.S.	100%	Almacenamiento y Transporte por ductos de Hidrocarburos.	Oleoducto Bicentenario, Ocensa, ODC, ODL, Serviport	Colombia	Colombia	15,091,710	694,823
Oleoducto Central S. A. - Ocensa	72,65%	Pipeline transportation of crude oil.	-	Colombia	Colombia	2,248,321	465,967
ODL S. A.	65%	Pipeline transportation of crude oil.	-	Panama	Panama	1,044,815	69,994
Oleoducto de Colombia S. A. – ODC	73%	Pipeline transportation of crude oil.	-	Colombia	Colombia	305,339	56,028
Oleoducto Bicentenario de Colombia SAS	55.97%	Pipeline transportation of crude oil.	-	Colombia	Colombia	826,845	60,472
Ecopetrol Capital AG	100%	Financing, liquidation of funding for companies, groups or any business or related activity.	-	Switzerland	Switzerland	732,030	20,164
Ecopetrol Global Capital SL	100%	Investment vehicle.	-	Spain	Spain	8	-

76

Ecopetrol Business Group

Notes to the Consolidated Financial Statements

Associates and joint ventures

Company	Ownership	Activity	Country/Domicile	Geographic area of operations	Net Equity	Income (loss) for the period
Associates
Invercolsa S.A.	43,35%	Investment in companies of transport and distribution of Natural Gas and L.P.G. in Colombia.	Colombia	Colombia	129,265	4,159
Offshore International Group	50%	Hydrocarbon exploration, development, production and processing.	United States of America	Peru	1,378,721	(32,335)
Ecodiesel Colombia S.A.	50%	Production, marketing and distribution of biofuels and oleo chemicals.	Colombia	Colombia	63,748	3,963
Serviport S.A.	49%	Services for oil-vessel loading and unloading support; supply of equipment for the same purpose; technical inspections and loading measurements.	Colombia	Colombia	12,704	8,083
Sociedad Portuaria Olefinas y Derivados S.A.	50%	Construction, use, maintenance, adequation and administration of ports and private or public docks facilities.	Colombia	Colombia	1,050	(202)

Joint Ventures
Equion Energía Limited	51%	Hydrocarbon exploration, exploitation and production	United Kingdom	Colombia	2,135,761	20,482

77